Filed Pursuant to General Instruction II.L

of Form F-10 File No. 333-255725

Enthusiast Gaming Holdings Inc.

USD$46,000,000

8,000,000 Common Shares

This prospectus supplement, together with the accompanying short form base shelf prospectus of Enthusiast Gaming dated May 6, 2021 (the “short form base shelf prospectus”) qualifies the distribution (the “Offering”) of 8,000,000 common shares (the “Firm Shares”) in the capital of Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) at a price of USD$5.75 per Firm Share (the “Offering Price”). The Offering Price has been determined by negotiation between Enthusiast Gaming and RBC Dominion Securities Inc. (the “Lead Underwriter”), on their own behalf and on behalf of the other Underwriters (as defined herein).

USD$5.75 per Firm Share
	Price to the Public(1)	Underwriters’ Fee(2)	Net Proceeds to the Company(3)	Net Proceeds to the Selling Shareholder(4)
Per Firm Share	USD$5.75	USD$0.33	USD$5.42	Nil
Total(4)(5)	USD$46,000,000	USD$2,645,000	USD$43,355,000	Nil

Notes:

(1)	The Offering Price has been determined by negotiation between Enthusiast Gaming and the Lead Underwriter, on its own behalf and on behalf of the other Underwriters. The price to the public is payable to the Underwriters in US dollars and proceeds to Enthusiast Gaming will be payable by the Underwriters in US dollars.
(2)	Enthusiast Gaming and Blue Ant Media Inc. (the “Selling Shareholder”) have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Plan of Distribution”.
(3)	Before deducting expenses of this Offering payable by the Company estimated at USD$924,000 which, together with the Underwriters’ fee payable by the Company, will be paid from the general funds of the Company.
(4)	The Company and the Selling Shareholder have granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at the sole discretion of the Underwriters at any time until the date that is 30 days following the Closing Date (as defined herein), to purchase up to an additional 1,200,000 Common Shares (as defined herein), at the Offering Price (representing up to 15% of the number of Common Shares sold pursuant to the Offering) (the “Option Shares”, and together with the Firm Shares, the “Offered Shares”) to cover over-allocations, if any, and for market stabilization purposes. In the event the Over-Allotment Option is exercised, the Company, the Underwriters and the Selling Shareholder have agreed that, at the option (“Tag-Along Option”) of the Selling Shareholder, up to 50% of the Option Shares shall be comprised of Common Shares to be sold by the Selling Shareholder (the “Option Secondary Shares”) with the remaining amount of the Option Shares to be comprised of Common Shares to be issued and sold by the Company (the “Option Treasury Shares”, and together with the Firm Shares, the “Treasury Shares”). If the Tag-Along Option is not exercised, the entire Over-Allotment Option will be satisfied by the Company through the issuance of Option Treasury Shares. None of the expenses of the Offering are borne by the Selling Shareholder as it is only participating in a portion of the Over-Allotment Option.
(5)	If the Over-Allotment Option is exercised in full and the Tag-Along Option is not exercised by the Selling Shareholder, the Price to the Public, Underwriters' Fee and Net Proceeds to the Company, before deducting expenses of the Offering, will be USD$52,900,000, USD$3,041,750, and USD$49,858,250, respectively, and the Selling Shareholder would receive no proceeds from the Offering. If the Over-Allotment Option is exercised in full and the Tag-Along Option is exercised in full, the Price to the Public, Underwriters' Fee, Net Proceeds to the Company and Net Proceeds to the Selling Shareholder, before deducting expenses of the Offering, will be USD$52,900,000, USD$3,041,750, USD$46,606,625 and USD$3,251,625, respectively. This prospectus supplement also qualifies the grant of the Over-Allotment Option and distribution of any additional Option Shares to be distributed upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters' over-allocation position acquires those Common Shares under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, references to Offered Shares include the Common Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution".

RBC DOMINION SECURITIES INC.	CANACCORD GENUITY CORP.

June 10, 2021

THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS SUPPLEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE SHORT FORM BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement, and the short form base shelf prospectus, in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian and United States auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named herein may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

An investment in the Common Shares is subject to a number of risks that should be considered by a prospective investor. Investors are urged to read the information under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” herein, as well as the information under the headings “Risk Factors” and “Forward-Looking Information” in the AIF (as defined herein) and “Risks and Uncertainties” and “Cautionary Statement Regarding Forward-Looking Information” in each of the 2020 Annual MD&A (as defined herein) and the Q1 2021 MD&A (as defined herein). Investors should also consult with their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Common Shares.

The outstanding common shares of Enthusiast Gaming (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “EGLX”, the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “EGLX”, and the Frankfurt Stock Exchange (the “FSE”) under the symbol “2AV”. On June 9, 2021, being the last trading day before the date hereof, the closing price of the Common Shares on the TSX was $8.50, on the Nasdaq was USD$7.04, and on the FSE was €5.85. The Company has applied to the TSX and Nasdaq to list the Treasury Shares. Listings will be subject to Enthusiast Gaming fulfilling all the listing requirements of the TSX and Nasdaq, respectively.

The following table sets forth the number of Common Shares that may be issued pursuant to the Over-Allotment Option:

Underwriters’ Position	Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	1,200,000 Common Shares(1)	Exercisable at any time until the date that is 30 days following the Closing Date	USD$5.75 per Common Share

Note:

(1)	At the option of the Selling Shareholder, up to 50% of the Common Shares sold as part of the Over-Allotment Option shall be comprised of Option Secondary Shares with the remaining amount of the Option Shares to be comprised of Option Treasury Shares. If the Over-Allotment Option is exercised in full and the Tag-Along Option is exercised in full, the Company will sell an additional 600,000 Option Treasury Shares and the Selling Shareholder will sell an 600,000 Option Secondary Shares. If the Tag-Along Option is not exercised, the entire Over-Allotment Option will be satisfied by the Company through the issuance of Option Treasury Shares.

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RBC Dominion Securities Inc., Canaccord Genuity Corp., B. Riley Securities, Inc., Paradigm Capital Inc., Scotia Capital Inc., Alliance Global Partners, Colliers Securities LLC and Haywood Securities Inc. (collectively, the “Underwriters”), as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued and sold by Enthusiast Gaming and, if applicable, sold by the Selling Shareholder and delivered to, and accepted by, the Underwriters in accordance with the conditions of the underwriting agreement described under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of Enthusiast Gaming by Norton Rose Fulbright Canada LLP of Toronto, Ontario, the Company’s Canadian counsel, and by Norton Rose Fulbright US LLP of New York, New York, the Company’s U.S. counsel, and on behalf of the Underwriters by Stikeman Elliott LLP of Toronto, Ontario, the Underwriters’ Canadian counsel and by Paul, Weiss, Rifkind, Wharton & Garrison LLP of New York, New York, the Underwriters’ U.S. counsel. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Offered Shares will be available for delivery in book-entry form only. The closing of this Offering is expected to take place, and the Common Shares are to be taken up by the Underwriters, if at all, on or about June 15, 2021, or such later date as may be agreed upon (the “Closing Date”), but in any event not later than July 23, 2021. Each of B. Riley Securities, Inc., Alliance Global Partners and Colliers Securities LLC are not registered to sell securities in any Canadian jurisdictions and, accordingly, will sell Offered Shares only outside of Canada. See “Plan of Distribution”.

The Underwriters propose to initially offer the Offered Shares at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. If the selling price is reduced, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company. See “Plan of Distribution”.

It is expected that the Offered Shares will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee or The Depository Trust Company (“DTC”) or its nominee and that the Offered Shares will be deposited with CDS or DTC on the Closing Date. No certificate evidencing the Offered Shares will be issued to purchasers and registration will be made in the depository service of CDS or DTC. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Offered Shares is purchased.

Unless otherwise indicated, the disclosure contained in this prospectus supplement assumes that the Over-Allotment Option has not been exercised.

Enthusiast Gaming maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3 and its executive office at Suite 805, 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares. Such transactions may be commenced, interrupted or discontinued at any time. In certain circumstances, the Underwriters may offer the Offered Shares at a price lower than the Offering Price. Any reduction will not affect the proceeds received by the Company or the Selling Shareholder. See “Plan of Distribution”.

The Offered Shares will generally be a “qualified investment” under the Income Tax Act (Canada).

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Table of Contents for the Shelf Prospectus

GENERAL MATTERS

In this prospectus supplement, unless otherwise specified or the context otherwise requires, reference to “we”, “us”, “our”, “its”, “Company” or “Enthusiast Gaming” means Enthusiast Gaming Holdings Inc. and its subsidiaries.

Investors should rely only on the information contained in or incorporated by reference in this prospectus supplement. Neither the Company nor the Selling Shareholder has authorized anyone to provide information that differs from the information contained herein. If any person provides prospective investors with additional or different or inconsistent information, including information or statements in media articles about the Company, prospective investors should not rely on it.

The Offered Shares are not being offered in any jurisdiction in which the offer is not permitted. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy the Offered Shares in any jurisdiction where it is unlawful.

The information contained in this prospectus supplement is accurate on the date on the front of this prospectus supplement.

The information contained on, or accessible through, Enthusiast Gaming’s website is not incorporated by reference into this prospectus supplement and is not, and should not be considered to be, a part of this prospectus supplement unless it is explicitly so incorporated.

CURRENCY

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all references to “$” or “dollar” refer to the Canadian dollar and all references to “USD$” or “US dollar” refer to the United States dollar. The Company's financial statements are prepared in Canadian dollars. For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Offered Shares issued under this prospectus supplement, Offered Shares denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada daily exchange rate of Canadian dollars with the Securities Currency in effect as of 4:30 p.m. (Toronto time) on the business day before the issue of such Offered Securities. The average daily exchange rate as reported by the Bank of Canada on June 9, 2021, was $1.00 = USD$0.8268.

MARKET AND INDUSTRY DATA

This prospectus supplement includes market and industry data and forecasts that were obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the applicable markets in which Enthusiast Gaming will operate (including management’s estimates and assumptions relating to the industry based on that knowledge). Certain of these third-party sources are proprietary, subscription, payment based or otherwise not available to the public. Management’s knowledge of esports and gaming media and events, including the industry in Canada and the U.S., has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. The Company’s business, financial condition, results of operations and prospects may have changed since the date of this prospectus supplement.

INFORMATION REGARDING THE SELLING SHAREHOLDER

Certain information included in this prospectus supplement pertaining to the Selling Shareholder, has been furnished by the Selling Shareholder. With respect to this information, the Company has relied exclusively upon the Selling Shareholder, without independent verification by the Company. Although the Company does not have any knowledge that would indicate that such information is untrue or incomplete, except as required by law, neither the Company nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by the Selling Shareholder to disclose events or information that may affect the completeness or accuracy of such information. For the avoidance of doubt, nothing stated in

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this paragraph operates to relieve the Company or the Underwriters from liability for any misrepresentation contained in this prospectus supplement under applicable Canadian securities laws. See “Selling Shareholder” below.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the short form base shelf prospectus, together with the documents incorporated by reference herein and therein, contain certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable Canadian and U.S. securities laws.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference to this prospectus supplement or the short form base shelf prospectus, prospective purchasers should refer to “Forward-Looking Information” in the AIF, “Cautionary Statement Regarding Forward-Looking Information” in each of the 2020 Annual MD&A and Q1 2021 MD&A, as well as to the advisories section of any documents incorporated by reference in this prospectus supplement or the short form base shelf prospectus that are filed after the date hereof.

Forward-looking information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “intends”, “may” and similar expressions. Forward-looking information in this prospectus supplement and the short form base shelf prospectus include references to: the use of proceeds from the sale of Treasury Shares; the use of proceeds from the sale of Securities (as defined in the short form base shelf prospectus); expectations regarding the future growth and revenues of the esports industry generally, including growth in the number of global gamers and video games streaming and engagement, and developments in associated technologies and platforms; the Company’s plans to make certain filings with certain securities regulators (including the SEC) and the TSX and Nasdaq (including any approvals required in connection therewith); expectations as to the Company’s cash needs; expectations as to the use of the Company’s existing working capital; the ability of the Company to obtain additional financing on reasonable terms or at all; expectations as to the sources of revenues and future operations, including sponsorship of the Company and its subsidiaries; the potential financial opportunity of the Company’s and its subsidiaries’ addressable markets; expectations as to the intended business activities of the Company and its subsidiaries; the ability of the Company and its subsidiaries to meet current and future obligations; the overall business and economic conditions; future development and growth prospects; completion of the acquisition of Tabwire (as defined herein); the development of a subscription-based social network for gamers; and the Company’s growth strategy and opportunities and drivers and their ability to realize thereon, future acquisitions, and the ability to increase monetization, including through the direct-sales model.

The forward-looking information included in this prospectus supplement and the short form base shelf prospectus is based on the Company’s current expectations, estimates, projections and assumptions. Such forward-looking information has been made by Enthusiast Gaming in light of information available at the time the statements were made and reflect Enthusiast Gaming’s experience and its perception of historical trends, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies and cost-savings; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; that success in the esports and media industry will continue to depend on expertise and premium content which has historically driven more advertising dollars; that major brands will increasingly gravitate towards advertising to the key 18-35 year old demographic through the esports and media industry, that this demographic will be one that continues to be important in the minds of advertisers and that Enthusiast Gaming will be able to increasingly target the major brands to advertise through its network; future capital expenditures to be made by the Company; future cash flows from operations; future sources of funding for the Company’s development program; the Company’s future debt levels; the effect of competition on the Company; and the Company’s ability to obtain future financing on acceptable terms.

Forward-looking information is not a guarantee of future performance and involves a number of associated risks and uncertainties, some that are similar to other companies in the same industry as the Company and some that are unique to Enthusiast Gaming. Actual results may differ materially from those expressed or implied by the forward-looking information included herein, and prospective purchasers are cautioned not to place undue reliance on such forward-looking information. Although the Company believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct and the Company makes no representation that actual results achieved will be the same, in whole

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or in part, as those set out in the forward-looking information. There are a number of risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking information, including: notwithstanding the Company’s intentions regarding its use of the net proceeds, there may be circumstances where a reallocation of the net proceeds may be necessary, depending on future operations, unforeseen events or whether future growth opportunities arise; risks relating to the COVID-19 outbreak; the inability to obtain regulatory approvals; operating and capital costs; general economic, market and business conditions; competition for, among other things, capital, the acquisition of resources and skilled personnel; actions by governmental authorities, including changes in government regulation and taxation; the availability of capital on acceptable terms; risks arising from future acquisition activities; risks associated with establishing and maintaining systems of internal controls; additional indebtedness; volatility in the market price of the Common Shares; the effect that the issuance of additional securities by the Company could have on the market price of the Common Shares; failure to engage or retain key personnel; failure by counterparties to make payments or perform their operational or other obligations to the Company in compliance with the terms of contractual arrangements between the Company and such counterparties; failure for the esports and media market to continue to grow or attract advertisers, advertiser preferences changing away from premium content or the esports and media market generally; the failure of the direct-sales model to drive revenue; the ability to expand into new distribution channels or the failure of such channels to maintain or expand their user base; the combined business will be unable to sustain its growth or lose views; the ability to attract and retain new talent, and such talent’s ability to attract and retain viewers; global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility; and discretion in the use of proceeds. Prospective purchasers are cautioned that the foregoing list of important risks and uncertainties is not exhaustive. You should also carefully consider the matters discussed under “Risk Factors” in this this prospectus supplement. Prospective purchasers are also urged to refer to the heading “Risk Factors” in the AIF and the heading “Cautionary Statement Regarding Forward-Looking Information” in each of the 2020 Annual MD&A and Q1 2021 MD&A, each as incorporated by reference herein, and to all other applicable risk factors described in other documents incorporated by reference herein for information respecting further important risks and uncertainties relating to the Company. Copies of these documents are available without charge from the Company or electronically under the Company’s profile on SEDAR at www.sedar.com. The forward-looking information contained herein is made as of the date hereof. Except as required by applicable securities law, the Company does not undertake any obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of risks and assumptions affecting those statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing list of risk factors is not exhaustive. The forward-looking information contained in this prospectus supplement, the short form base shelf prospectus, and the documents incorporated by reference herein and therein are expressly qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of this prospectus supplement, together with the short form base shelf prospectus and documents incorporated by reference therein, may be obtained on request without charge from the Chief Corporate Officer of the Company at Suite 805, 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3, telephone (416) 623-9360. These documents are also available electronically on SEDAR at www.sedar.com.

This prospectus supplement is deemed to be incorporated by reference into the short form base shelf prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into the short form base shelf prospectus and reference should be made to the short form base shelf prospectus for full particulars thereof.

The following documents, which have been filed with securities commissions or similar authorities in each of the provinces of Canada except Québec, are also specifically incorporated by reference in, and form an integral part of, the short form base shelf prospectus, as supplemented by this prospectus supplement:

(a)	the annual information form of the Company dated March 22, 2021, for the year ended December 31, 2020 (the “AIF”);
(b)	the audited annual consolidated financial statements of the Company and notes thereto for the fiscal years ended December 31, 2020 and 2019, together with the auditors’ report thereon, and the auditors’ report for the fiscal year ended December 31, 2019;
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(c)	management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2020 (the “2020 Annual MD&A”);
(d)	the unaudited condensed consolidated interim financial statements of the Company and the notes thereto for the three months ended March 31, 2021;
(e)	management’s discussion and analysis of the financial condition and results of operations of the Company for the three months ended March 31, 2021 (the “Q1 2021 MD&A”);
(f)	the business acquisition report of the Company dated September 16, 2020;
(g)	the management information circular dated December 23, 2020, relating to the Company’s annual general and special meeting of shareholders held on January 20, 2021;
(h)	the management information circular dated June 3, 2021, relating to the Company’s annual general meeting of shareholders to be held on June 30, 2021; and
(i)	the material change report of the Company dated January 25, 2021.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a prospectus supplement, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor's report thereon, management's discussion and analysis and information circulars of Enthusiast Gaming filed by Enthusiast Gaming with securities commissions or similar authorities in Canada after the date hereof and prior to the completion or termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement.

Any documents of the type described in Section 11.1(1) of Form 44-101F1 – Short Form Prospectus Distributions, if filed by the Company with the securities commissions or similar authorities in the provinces of Canada after the date hereof and prior to completion or termination of the Offering, shall be deemed to be incorporated by reference in this prospectus supplement. To the extent indicated in any Report on Form 6-K filed with the SEC or in any Report on Form 40-F filed with the SEC, any information included therein shall be deemed to be incorporated by reference in this prospectus supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this prospectus supplement, the short form base shelf prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in the short form base shelf prospectus, in this prospectus supplement or in any document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus for the purposes of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the short form base shelf prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the short form base shelf prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

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SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus supplement and the short form base shelf prospectus and in the documents incorporated by reference herein and therein. Unless the context otherwise indicates, references in this prospectus supplement to “Enthusiast Gaming” or the “Company” are references to Enthusiast Gaming Holdings Inc., its consolidated subsidiaries and predecessor companies. References to “$” or “dollar” are to Canadian dollars and references to “USD$” or “US dollar” are to United States dollars.

The Offering

Issuer	Enthusiast Gaming Holdings Inc.
Securities Offered	Treasury offering of 8,000,000 Common Shares, before giving effect to the Over-Allotment Option.
Common Shares outstanding as of the date hereof	116,168,363 Common Shares.
Common Shares to be outstanding upon closing of the Offering	124,168,363 Common Shares, before giving effect to the Over-Allotment Option.
Over-Allotment Option

The Company and the Selling Shareholder have granted to the Underwriters the Over-Allotment Option, exercisable at the Offering Price at any time until 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any, and for market stabilization purposes.

In the event the Over-Allotment Option is exercised, the Company, the Underwriters and the Selling Shareholder have agreed that, upon exercise by the Selling Shareholder of its Tag-Along Option, up to 50% of the Option Shares shall be comprised of Option Secondary Shares with the remaining amount of the Option Shares to be comprised of Option Treasury Shares. If the Tag-Along Option is not exercised, the entire Over-Allotment Option will be satisfied by the Company through the issuance of Option Treasury Shares.

Use of Proceeds	The total net proceeds to be received by the Company from this Offering are estimated to be approximately USD$43,355,000 million after payment of commissions to the Underwriters payable by the Company but before deduction of the expenses of this Offering payable by the Company. The net proceeds of this Offering will be used to strengthen the Company’s financial position inclusive of future acquisitions, working capital, the repayment of indebtedness and other general corporate purposes. See “Use of Proceeds” and “Consolidated Capitalization”.
Stock exchange symbols	TSX: “EGLX”, Nasdaq: “EGLX”, FSE: “2AV”.
Risk Factors	See “Risk Factors” of this prospectus supplement.

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ENTHUSIAST GAMING HOLDINGS INC.

Company Mission

Our mission is to build the world’s largest network of communities for gamers through multi-channel media, original content and events.

Our Audience and Community

Enthusiast Gaming has built a vertically integrated media platform that engages a diverse, youthful and affluent audience who are watching, reading and consuming gaming content. Over 70%1 of our community is comprised of Gen Zs and Millennials who rely on the Enthusiast Gaming platform to learn, engage, communicate, create, and share gaming-related content.

Overview

Enthusiast Gaming deploys its products and services as a single reportable segment in the digital media and entertainment industry. Enthusiast Gaming’s products and services fall into three principal pillars, which consist of Media and Content (generating revenue in the amount of $60,887,990 for financial year ended December 31, 2020 and $6,725,067 for financial year ended December 31, 2019), Esports and Entertainment (generating revenue in the amount of $5,906,613 for financial year ended December 31, 2020, and $4,230,922 for financial year ended December 31, 2019), and Subscription (generating revenue in the amount of $6,168,878 for financial year ended December 31, 2020 and $1,253,337 for financial year ended December 31, 2019).

Media and Content

Enthusiast Gaming’s media and content revenue stream is comprised of over 100 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, and other video-gaming related content. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites and video channels (referred to as “Inventory”) is the ability to both develop content rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire profitable video gaming websites and video properties with content that is differentiated from its then current portfolio, thereby providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prominent aspect of the media content on Enthusiast Gaming’s sites or video properties may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

Enthusiast’s subsidiary, Omnia Media Inc. (“Omnia”), owns content brands that matter to fans who love gaming and pop culture including BBC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is a leading Fortnite community channel with more than 10 million subscribers on YouTube and nearly 2 million followers on Instagram attracting more than 25 million unique viewers a month.2 Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct

1 Calculated based on data provided by Comscore as of January 2021.

2 Based on YouTube analytics reports and publicly available YouTube channel profiles as of April 2021.

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brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast Gaming has amassed a platform of engaged, lifestyle gamers that has become a leading advertising platform for brands targeting the gamer demographic. Enthusiast Gaming’s web platform generates over two billion page views per quarter, and it’s video platform, operated by Omnia, generates over seven billion video views per quarter. Each of these views produces Inventory available for sale. The majority of Enthusiast Gaming’s media and content revenue is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast Gaming’s brands.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites or video properties with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply Side Platforms (“SSPs”) and Display Side Platforms (“DSPs”) have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

Sale of Inventory

The digital media advertising revenue stream of Enthusiast Gaming’s business flows from the digital media publishing revenue stream. With content-rich digital media properties drawing billions of monthly page and video views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party inventory on websites and video properties and applications that also host similarly themed content. By combining the Inventory in its own network with third-party inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favourable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages or video properties in Enthusiast Gaming’s network of digital media properties, how often the web pages or videos are viewed, and how much time a user spends on a website or video property during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click Through Rate”, and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

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Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads. As opposed to the historical process of using humans to negotiate the purchase and sale of ad space, the optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites and video properties. New advertising impressions are generally created when a user opens a website or navigates to a different page, or when they watch a video. They can take on the form of pre-roll video advertisements, banner advertisements, ad-words, “skins” or background advertisements, in-application ads, or other forms of ad units as may be applicable to the respective property.

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or “Click Through Rate”.

A large majority of Enthusiast Gaming’s revenue is derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website or video property for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s property, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their gross revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

Esports and Entertainment

The Company’s subsidiaries, Luminosity Gaming Inc. and Luminosity Gaming (USA) LLC (together, “Luminosity”) is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Fortnite, Super Smash Bros., Valorant, and Madden NFL. Luminosity’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has teams of content creators on YouTube, Twitch, and TikTok.

The Company holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league.

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Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its esports operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming and Luminosity is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Enthusiast Gaming leverages its direct sales team to not only sell advertising inventory, but to also sell sponsorships for its esports assets.

The Company’s subsidiary, Enthusiast Gaming Properties Inc., started organizing live events in 2014 by way of meet ups at a local pub in Toronto to engage the gaming community through personal interactions. As the meet ups continued to grow in popularity and size, the venues also grew to accommodate the increase in numbers. These small meet ups quickly escalated to a university, and then eventually, to an exhibition hall. Over the years, these meet ups graduated into EGLX.

In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its entertainment division to coincide with the significant growth of its platform online. Following the success of the two events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

In November 2020, the Company held a virtual version of EGLX, which was live streamed from November 10-13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. Supported by key sponsors, including SpiderTech, G FUEL and TikTok, the event featured world premieres, unique performances, and a number of gaming competitions. Featured talent and performances include: Muselk (9.48M subscribers), NickEh30 (5.4M subscribers), Fresh (6.66M subscribers), Anomaly (2.92M subscribers), XQC (1.13M subscribers), NFL superstars Richard Sherman and Darius Slay, and musicians ZHU and Goldlink.

The Company’s entertainment division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK.  The Company is an industry leader in B2B and consumer mobile gaming events.  It owns and operates numerous successful networking events around the world with 15,000 registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki and Seattle.

Subscription

The Sims Resource (“TSR”) is one of the world’s largest network of female gamers, and was recently ranked #7 on Quantcast’s Top 25 websites with the highest concentration of female audience in the United States (behind Oprah.com and Bravotv.com).

TSR operates on a subscription-based model and has a current subscriber base of approximately 150,000 monthly subscribers. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features, producing a recurring revenue stream from paid subscriptions of approximately USD$6.24 million on an annual run rate.

In 2020, the Company launched similar subscription-based models on two owned and operated web properties, Escapist Magazine and Siliconera. The Company plans to continue to expand its subscription offerings across its networks of web and video properties.

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Growth Strategies

Enthusiast Gaming has a complementary organic and M&A growth strategy. M&A continues to be an important growth lever, having helped the Company grow and serve 300 million monthly active viewers. The Company believes it has a clear path to further monetize the viewership base through multiple organic growth initiatives including: optimizing CPMs, increasing direct sales, growing subscribers, and licensing content.

Optimize CPMs

Enthusiast Gaming is focused on utilizing programmatic optimization tools to target specific viewers and delivering high value advertising. The Company built its adtech and programmatic optimization platform, through internally developed technology and third-party software. Enthusiast Gaming continues to enter into new supply side platform (“SSP”) relationships that contribute to increased sell through rates and revenue performance. The Company also invests in new adtech tools and expertise and expects to be able to achieve further revenue optimization on the Company’s web platforms.

Increase Direct Sales

Selling high-impact advertising inventory directly to brands creates additional margin accretion as marketers are charged a higher price than traditional programmatic sales. Direct selling specifically relates to contracting directly with brands to produce custom content and campaigns and is typically supplemented with paid media for customer activations. Direct sales included in media and content for Q1 2021 was approximately USD$1.8 million as compared to approximately USD$2.5 million in Q4 2020, USD$0.7 million in Q3 2020, USD$0.4 million in Q2 2020 and USD$0.1 million in Q1 2020. Enthusiast Gaming’s direct sales efforts began in Q1 2020 and continues to see increased success with larger client activations. The Company now has advertising sales and fulfillment professionals in New York, Los Angeles, Chicago, Toronto, and London.

Grow Subscribers

The Company has more than doubled the number of paid subscribers for its web properties from approximately 65,000 in May 2019 to approximately 150,000 in June 2021. Enthusiast Gaming continues to look for new subscription opportunities and is in the early stages of developing an Enthusiast Gaming platform wide subscription model across all web properties.

Content Licensing

The Company is pursuing opportunities to license its library of content and owned and operated brands to distributors. Enthusiast Gaming already has established partnerships with TikTok, Samsung, and Snapchat, amongst others.

Strategic Acquisitions

The Company’s growth is enhanced by a targeted acquisition strategy. Enthusiast Gaming has successfully acquired or made significant investments in and integrated 17 companies. Enthusiast Gaming’s proven track record has amplified the business and is seen as the consolidator of choice. The Company continues to be disciplined in pursuing value-enhancing, highly-strategic acquisitions. There remain a significant number of independent gaming web properties that can benefit from Enthusiast Gaming’s viewership base, data and analytics platform, and CPM optimization strategy. Management maintains regular dialogue with these entities resulting in a strong M&A pipeline of highly accretive targets.

Market

Gaming Market

The robust global gaming market is rapidly expanding and represents one of the fastest growing segments within the broader media and entertainment ecosystem. Due to, among other things, increased engagement,

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technology adoption and shared experiences the global gaming market reached USD$175 billion in 2020.3 According to Newzoo, the industry is expected to grow to USD$218 billion by 2023.4 The proliferation of high speed internet, accessible technology, and publishers using enhanced live operations and other tools have further accelerated the gaming market. Gaming has amassed a diverse audience who rely on the industry as a form of entertainment and social connection. Increasingly, younger generations are immersing themselves in gaming ecosystems and now choose gaming as their primary form of entertainment.

Today, there are 2.7 billion global gamers, who engage with interactive entertainment using three platforms: console, PC and mobile, according to Newzoo.5 It is expected that gamers will surpass 3 billion by 2023 as smartphone penetration increases globally.6 Enhanced technology and high-fidelity content has allowed live concerts, movie screenings and birthday parties to take place within gaming ecosystems driving further engagement and excitement among young and old.

The industry is still in its early innings as developers and publishers continue to create new content, with better monetization and communication capabilities. Additionally, technology companies are fueling the rise of gaming by enhancing content through better platforms i.e., larger mobile phones, new consoles and cloud gaming, which allow gamers to play anytime, anywhere using any platform. As the industry continues to grow, dedicated fans are engaging with gaming related content even after they put their devices down. Video games have led to the rise of esports, streaming, dedicated news and fan sites as well as celebrities all of which accelerate the global excitement around gaming.

Digital Media

Over the past two decades, the proliferation of the internet and mobile devices has shifted the way consumers engage with media and content, amplifying the digital media industry. According to eMarketer, consumers in the U.S. spent an average of 181 minutes accessing digital media in 2010.7 In 2020, this figure increased to 470 minutes a day, representing 160% growth. Due to, among other things, the shift in media consumption from traditional to digital and increased time consumers are spending online, advertisers have adjusted the way in which they allocate their advertising budgets.8 According to eMarketer, USD$90 billion was spent globally on digital advertising in 2012.9 This spend increased to USD$378 billion in 2020, representing growth of 319%. Digital advertising is expected to grow to USD$646 billion by 2024.10

Specifically, with regards to gaming, digital media has become an increasingly important component of the industry. Gamers are now allocating significant time to gaming outside of playing their favorite titles, choosing to watch gaming video content, following esports teams and joining forums / blogs. According to Nielsen, 77% and 71% of Gen Z and Millennial gamers also consume gaming video content, respectively.11 According to YouTube, viewers watched an approximately 50 billion hours of gaming video content on its platform in 2018, doubling to approximately 100 billion in 2020.12 Additionally, the number of gaming-related tweets increased from approximately 218 million in 2017 to over 2 billion in 2020, according to Twitter.13 Gamers are spending time on gaming websites containing news, reviews, videos, blog posts, tips, chats, message boards, and other content.

Viewers of Enthusiast Gaming’s network of digital media properties are both men and women ages 13 to 65+ with the majority of its users spending, on average, more than 15+ hours gaming per week. These individuals represent a highly sought-after demographic in a number of key advertising categories.

3 Based on Newzoo’s 2018 - 2023 Global Gaming Market Forecast and an article published by Newzoo on March 3 2021 titled “Hypercasual Games Introduced Millions of Consumers to the World of Gaming: What’s Next?”.

4 Based on an article published by Newzoo on November 4 2020 titled “Global Game Revenues Up an Extra $15 Billion This Year as Engagement Skyrockets”.

5 Based on an article published by Newzoo on May 8 2020 titled “The World’s 2.7 Billion Gamers Will Spend $159.3 Billion on Games in 2020; The Market Will Surpass $200 Billion by 2023”.

6 Based on an article published by Newzoo on June 25 2020 titled “Three Billion Players by 2023 Engagement and Revenues Continue to Thrive Across the Global Games Market”.

7 Based on data provided by eMarketer as of January 2021.

8 Based on data provided by eMarketer as of January 2021 and March 2021.

9 Based on data provided by eMarketer as of March 2021.

10 Based on data provided by eMarketer as of March 2021.

11 Based on Nielsen’s 2019 Millennials on Millennials: Gaming Media Consumption Report.

12 Based on an article published by The Verge on December 8 2020 titled “YouTube Gaming had its best year ever with more than 100 billion hours watched” and an article published by YouTube on December 8 2020 titled “2020 is YouTube Gaming’s biggest year ever: 100B watch time hours”.

13 Based on articles published by Twitter on February 15 2018 and January 11 2021 titled “Gaming and esports are happening on Twitter” and “Over 2 Billion Gaming Tweets in 2020!”, respectively.

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Esports

Esports, or electronic sports, is the evolution of video gaming. “Esports” typically refers to competitive gaming whereby gamers can, individually or in teams, compete against one another. Spectators can typically observe these competitions via different platforms online or in person at live events. The advent of online platforms, such as Twitch, has allowed more and more spectators to watch competitions globally from anywhere in the world and has contributed to the growth in the popularity of esports. Competitive gamers can now participate in regulated leagues, tournaments or other competitions and matches, for various different games on different entertainment systems. Further, competitive gamers, teams, team managers, streamers, game developers, viewing platforms and other participants in the esports industry are able to monetize the attention through different means, including through viewer subscriptions and marketing sponsorships.

Esports is an important component of online video gaming content. Most notably, esports turns competitive video-gaming into a spectator sport. Thousands of viewers will attend live events to watch professional video game players compete in tournaments. Additionally, these tournaments are often streamed online, with viewers logging on to watch from their computers, tablets or mobile devices.

Additional information on Enthusiast Gaming’s business is contained in the short form base shelf prospectus under “Enthusiast Gaming Holdings Inc.” and AIF under the headings “General Development of the Business” and “Description of the Business” which is incorporated by reference in this Prospectus.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated share and loan capitalization of Enthusiast Gaming as at March 31, 2021, and the pro forma consolidated share and loan capitalization of the Company as at March 31, 2021, after giving effect to the Offering. Other than as described herein (including “Prior Sales”) and in the documents incorporated by reference in this prospectus supplement, there has not been any material change in the share and loan capital of the Company, on a consolidated basis, since March 31, 2021. This table should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company and the notes thereto for the three months ended March 31, 2021, and the associated management’s discussion and analysis incorporated by reference in this prospectus supplement. See also “Prior Sales” and “Use of Proceeds”.

Description	Authorized Amount	As at March 31, 2021 (unaudited)	As at March 31, 2021, after giving effect to the Offering (unaudited)
Debt	$30,378,750(1)	$16,378,750(2)	$16,378,750(3)
Common Shares	Unlimited	$281,716,168 (115,861,797 shares)	$334,154,040 (123,861,797 shares)(4)

Notes:

(1)	The authorized amount is composed of the Company’s long-term debt ($24,000,000), deferred payment liability ($628,750) and a vendor-take-back loan with a face value of ($5,750,000).
(2)	The outstanding amount as at March 31, 2021, is composed of the Company’s long-term debt ($10,000,000), deferred payment liability ($628,750) and a vendor-take-back loan with a face value of ($5,750,000).
(3)	The Company expects to repay the vendor-take-back loan ($5,750,000) in addition to interest thereon using the proceeds of the Offering. See “Use of Proceeds”.
(4)	Includes the completion of the Offering resulting in gross proceeds to the Company of USD$46,000,000, excluding the exercise of the Over-Allotment Option. In the event the Over-Allotment Option is exercised in full and the Tag-Along Option is not exercised by the Selling Shareholder, an additional 1,200,000 Common Shares would be issued by the Company for additional gross proceeds of USD$6,900,000. In total, assuming the exercise in full of the Over-Allotment Option and the Tag-Along Option is not exercised by the Selling Shareholder, 9,200,000 Common Shares will be issued by the Company for gross proceeds of USD$52,900,000, and the Underwriting Fee payable by the Company will be USD$3,041,750. In the event the Over-Allotment Option is exercised in full and the Tag-Along Option is exercised in full, an additional 600,000 Common Shares would be issued by the Company for additional gross proceeds of USD$3,450,000. In total, assuming the exercise in full of the Over-Allotment Option and the Tag-Along Option is exercised in full, 8,600,000 Common Shares will be issued by the Company for gross proceeds of USD$49,450,000, and the Underwriting Fee payable by the Company will be USD$2,843,375. Expenses of the Offering payable by the Company are estimated to be USD$924,000.
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RECENT DEVELOPMENTS

On May 10, 2021, the Company announced it completed the previously announced acquisition of Vedatis SAS, the owner of the fan communities platform Icy Veins, for €7 million in cash and Common Shares, plus an earnout subject to certain milestones being achieved.

On May 12, 2021, the Company announced it entered into a definitive agreement to acquire Tabwire LLC (“Tabwire”), a technology and data platform and the owner of the TabStats website, for USD$11 million in cash and stock, to facilitate the development of a subscription-based social network for gamers, codenamed Project GG.

On May 18, 2021, the Company announced it teamed up with Coldplay to launch an hour-long event to provide unique musical and gaming content to the fan communities across the Company’s platform.

On May 28, 2021, the Company announced it had been added to the MSCI Canada Small Cap Index.

USE OF PROCEEDS

The following table sets forth the expected net proceeds available to the Company upon the completion of the Offering, with and without giving effect to the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full and the Tag-Along Option is exercised in full, the net proceeds to be received by the Selling Shareholder from the sale of the Option Secondary Shares, after deducting the Selling Shareholder’s portion of the Underwriting Fee payable in respect thereof, will be approximately USD$3,251,625. The Company will not receive any proceeds for any such sale of Option Secondary Shares by the Selling Shareholder.

Including exercise in full of the Over-Allotment Option
Proceeds to Enthusiast Gaming	Without including the exercise of the Over-Allotment Option	Without including exercise of the Tag-Along Option	Including exercise in full of Tag-Along Option
Gross proceeds raised pursuant to the Offering payable to the Company	USD$46,000,000	USD$52,900,000	USD$49,450,000
Underwriting Fee payable by the Company	(USD$2,645,000)	(USD$3,041,750)	(USD$2,843,375)
Estimated Expenses and costs relating to the Offering payable by the Company	(USD$924,000)	(USD$924,000)	(USD$924,000)
Total estimated net proceeds pursuant to the Offering payable to the Company	USD$42,431,000	USD$48,934,250	USD$45,682,625

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The following table sets forth the anticipated use of the net proceeds to be received by Enthusiast Gaming in connection with the Offering, with and without giving effect to the exercise of the Over-Allotment Option and with and without giving effect to the exercise of the Tag-Along Option:

Including exercise in full of the Over- Allotment Option
Use of Net Proceeds	Without including the exercise of the Over-Allotment Option	Without including exercise of the Tag-Along Option	Including exercise in full of the Tag-Along Option
Deferred payments relating to acquisitions (1)	USD$2,023,000	USD$2,023,000	USD$2,023,000
Cash portion of Tabwire acquisition (2)	USD$5,000,000	USD$5,000,000	USD$5,000,000
Principal and interest payments (3)	USD$2,942,000	USD$2,942,000	USD$2,942,000
Vendor-take-back loan principal and interest payments (4)	USD$5,084,000	USD$5,084,000	USD$5,084,000
Future acquisitions and unallocated working capital (5)	USD$27,382,000	USD$33,885,250	USD$30,633,625
Total	USD$42,431,000	USD$49,934,250	USD$45,682,625

Notes:

(1)	Represents USD$1,523,000 (€1,250,000) deferred payment relating to the acquisition of Vedatis SAS, due May 2022, and USD$500,000 deferred payment relating to the acquisition of Steel Media Ltd. due April 2022.
(2)	Represents the anticipated cash portion USD$5,000,000 due on the closing of the acquisition of Tabwire.
(3)	Represents the estimated cash interest and debt servicing charges USD$871,000 ($1,052,000) and principal payments USD$2,071,000 ($2,500,000) to be payable by Enthusiast Gaming in relation to its outstanding long-term debt facilities in the twelve month period following the closing of the Offering. The long-term debt facilities were incurred in August 2019 by GameCo for the purposes of (i) working capital and (ii) to finance future acquisitions.
(4)	Represents the estimated cash interest USD$321,000 ($388,000) and principal payments USD$4,763,000 ($5,750,000) to be payable by Enthusiast Gaming in relation to its outstanding vendor-take-back loan owing to the Selling Shareholder as at the date of the closing of the Offering. The vendor-take-back loan was incurred in August 2020 by Enthusiast Gaming in connection with the acquisition of Omnia Media Inc. In connection with the Offering, the principal amount of the vendor-take-back loan that would be due on its maturity in August 2023 will be repaid together with accruing but unpaid interest to the repayment date.
(5)	The Company intends to use USD$27,382,000 (USD$33,885,250 if the Over-Allotment Option is exercised in full and the Tag-Along Option is not exercised and USD$30,633,625 if the Over-Allotment Option is exercised in full and the Tag-Along Option is exercised in full) from the Offering to pursue its growth strategies, which may include targeted acquisitions and/or potential strategic partnerships, and the funding of capital and operating expenditures necessary for the Company's growth plans as well as to strengthen its financial position. As a result of the Company's anticipated growth and the fact that it operates in a dynamic and rapidly-evolving market, the Company does not believe it can provide meaningful approximate amounts of the proceeds that will be allocated to each of these purposes. As such, the Company has not specifically allocated these amounts among these purposes as at the date of this prospectus supplement. The Company expects that a significant portion of these amounts will be allocated to future acquisitions. Such decisions will depend on market conditions, acquisition candidates and other factors, as they evolve over time.

While the Company anticipates that it will spend the funds available to it as set forth above, there may be circumstances where, for business reasons, a reallocation of the net proceeds may be necessary. See “Risk Factors”. While actual expenditures may differ from these amounts and allocations, in any event the net proceeds will be used by the Company in furtherance of its business.

The Company has historically had negative cash flow from operating activities and has historically incurred net losses but, based on current operations, expects to be able to meet its cash needs for the twelve-month period following the Offering.

To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows or raise additional funds through the issuance of additional equity securities, through loan financing, or other means. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. In addition to other uses of net proceeds to be specified in this prospectus supplement, to the extent that the Company has negative cash flow in future periods, the Company may need to allocate a portion, possibly even a substantial portion, of the net proceeds from the sale of Common Shares to fund such negative cash flow.

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DESCRIPTION OF COMMON SHARES

The authorized capital of Enthusiast Gaming consists of an unlimited number of Common Shares. As of June 9, 2021, there were 116,168,363 Common Shares issued and outstanding. A summary of the material attributes of the Common Shares is set out in the short form base shelf prospectus under the heading “Description of Share Capital – Common Shares”.

PLAN OF DISTRIBUTION

Pursuant to the terms and conditions of the underwriting agreement dated June 10, 2021 among the Company, the Selling Shareholder and each of the Underwriters (the “Underwriting Agreement”), subject to compliance with all necessary legal requirements and terms and conditions of the Underwriting Agreement, (i) the Company has agreed to issue and sell and the Underwriters have severally, and not jointly nor jointly and severally, agreed to purchase, as principals, on the Closing Date, an aggregate of 8,000,000 Common Shares at a price of USD$5.75 per Common Share payable in cash to the Company against delivery of such Offered Shares for gross proceeds to the Company of USD$46,000,000 and (ii) the Company (and the Selling Shareholder, if the Over-Allotment Option is exercised) have agreed to pay to the Underwriters their pro rata portion of the Underwriters Fee equal to 5.75% of the gross proceeds of the Offering. The Underwriting Fee is payable upon closing of the Offering. The offering price of the Offered Shares was determined by negotiation among the Company and the Lead Underwriters, on its own behalf and on behalf of the other Underwriters.

The Company and the Selling Shareholder have granted to the Underwriters the Over-Allotment Option to purchase up to an additional 1,200,000 Offered Shares at a price of USD$5.75 per Offered Share on the same terms and conditions as the Offering, exercisable in whole or in part, from time to time, until and including 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. In the event the Over-Allotment Option is exercised, the Company, the Underwriters and the Selling Shareholder have agreed that, upon exercise by the Selling Shareholder of its Tag-Along Option, up to 50% of the Option Shares shall be comprised of Option Secondary Shares with the remaining amount of the Option Shares to be comprised of Option Treasury Shares. If the Tag-Along Option is not exercised, the entire Over-Allotment Option will be satisfied by the Company through the issuance of Option Treasury Shares.

If the Over-Allotment Option is exercised in full and the Tag-Along Option is not exercised by the Selling Shareholder, the Price to the Public, the Underwriting Fee, the net proceeds to the Company (before deducting expenses of the Offering) will be USD$52,900,000, USD$3,041,750 and USD$49,858,250, respectively, and the Selling Shareholder will receive no proceeds from the Offering. If the Over-Allotment Option is exercised in full and the Tag-Along Option is exercised in full, the “Price to the Public”, the Underwriting Fee, the net proceeds to the Company (before deducting expenses of the Offering) and the net proceeds to the Selling Shareholder (before deducting expenses of the Offering) will be USD$52,900,000, USD3,041,750, USD$46,606,625 and USD$3,251,625, respectively. The Company will not receive any proceeds from the sale of any Option Secondary Shares sold by the Selling Shareholder.

This prospectus supplement also qualifies the distribution of the grant of the Over-Allotment Option and the Offered Shares to be distributed upon exercise of the Over-Allotment Option. In the event that the Over-Allotment Option is exercised in part, the number of Common Shares purchased by the Underwriters pursuant to the Over-Allotment Option will be purchased from the Company or the Seller Shareholder.

The obligations of the Underwriters under the Underwriting Agreement are several and neither joint, nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events. Such events include, but are not limited to: (a) the occurrence of any material change in the business, affairs, operations, assets, liabilities (contingent or otherwise), condition (financial or otherwise) or capital of the Corporation or a change in any material fact, or the Underwriters becoming aware of any undisclosed material information, which in each case, in the opinion of an Underwriter, acting reasonably, would reasonably be expected to have a material adverse effect on the market price or value of the Offered Shares; (b) the development, occurrence or coming into effect or existence prior to Closing of any event, action, state, condition or major financial occurrence of national or international consequence or any outbreak or escalation of national or international hostilities, or any law or regulation is adopted or enacted which, in the opinion of any of the Underwriters, acting reasonably and in good faith, materially adversely affects or could reasonably be expected to materially adversely affect the financial markets in Canada or in the United States or the business, operations or affairs of the Corporation and the Subsidiaries, taken as a whole; (c) the occurrence, commencement, announcement or threat, in writing, of any inquiry, action, suit, investigation or other proceeding which has not been revoked, rescinded or withdrawn by any Governmental Authority or the issuance of any order or ruling under or pursuant to any statute of Canada or the United States or of any province or territory of Canada, or state of the United States by any

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Governmental Authority (including, without limitation, the Commission, the securities regulatory authority in each of the other Qualifying Jurisdictions, the TSX, NASDAQ or the SEC) (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters), which in the reasonable opinion of an Underwriter would be expected to operate to prevent or materially restrict trading in or distribution of the Offered Shares or would have a material adverse effect on the market price or value of the Offered Shares; (d) the Company or the Selling Shareholder being in breach of any term, condition or covenant of the Underwriting Agreement in any material respect which is not reasonably expected to be remedied prior to Closing.

Subject to applicable laws, the Underwriters may, in connection with the Offering and in accordance with applicable market stabilization rules, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Pursuant to the Underwriting Agreement, the Company agrees that, it will not, without the prior written consent of the Lead Underwriters (such consent not to be unreasonably withheld or delayed), on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, or enter into any agreement or arrangement under which the Corporation would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date of the Underwriting Agreement and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Company may, without the consent of the Lead Underwriters: (a) issue Common Shares or securities convertible or exercisable into or exchangeable for or which may be settled in Common Shares pursuant to an equity compensation plan in effect on the date of the Underwriting Agreement; (b) issue Common Shares issuable upon the exercise or settlement of options, warrants or other securities outstanding on the date of the Underwriting Agreement; (c) issue Common Shares as consideration in respect of an acquisition made in the normal course of business; (d) issue Common Shares in connection with obligations of the Company in respect of existing agreements; and (e) issue Common Shares in satisfaction of the exercise of call or put options contained in existing shareholders' agreements and similar agreements to which the Company or its subsidiaries are subject which are payable at the Company’s option in any combination of Common Shares and cash, and enter into additional like shareholders’ agreements and similar agreements containing similar call or put options.

In addition, as a condition of closing of the Offering, the Selling Shareholder will, and the Company will cause each of its directors and senior officers to, execute a lock-up agreement to be delivered at the closing of the Offering, setting out that, for a period of 90 days from the Closing Date, without the prior written consent of the Lead Underwriter, on its own behalf and on behalf of the other Underwriters, such consent not to be unreasonably withheld, each director and senior officer will not, directly or indirectly, sell, offer or grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares of the Company or other securities of the Company, whether or not settled in cash), any securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Company, nor secure or pledge any securities of the Company or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Company, nor agree to or announce any intention to do any of the foregoing things, other than pursuant to: (i) a take-over bid or any other similar transaction made generally to all of the shareholders of the Company, a formal issuer bid made in accordance with Canadian securities laws, or a court-approved arrangement made to all holders of Common Shares, provided that, in the event the take-over bid or other similar transaction is not completed, such securities shall remain subject to the lock-up agreement; (ii) by way of pledge or security interest, provided that the pledgee or beneficiary of the security interest agrees in writing with the Underwriters to be bound by the agreement for the remainder of its term, or (iii) in respect of the lock-up agreement to be executed by the Selling Shareholder, by way of sale, transfer, assignment, exchange or other disposition to one or more shareholders of the Selling Shareholder, provided that the transferee agrees in writing with the Underwriters to be bound by the agreement for the remainder of its term.

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The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued by Enthusiast Gaming or sold by the Selling Shareholder, as applicable, and accepted by them, subject to certain conditions contained in the Underwriting Agreement.

The Offering Price for the Offered Shares offered in Canada and in the U.S. is payable in U.S. dollars only. All of the proceeds of the Offering will be paid to Enthusiast Gaming or the Selling Shareholder, as applicable, by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Shares remaining unsold. Any such reduction will not affect the net proceeds received by the Company or the Selling Shareholder, as applicable, pursuant to the Offering. In the event the Offering Price of the Offered Shares is reduced, the compensation received by the Underwriters will be decreased by the amount by which the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid to the Company or the Selling Shareholder, as applicable, by the Underwriters for the Offered Shares.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The outstanding Common Shares are listed and posted for trading on the TSX, the Nasdaq, and FSE. The Company has applied to the TSX and Nasdaq to list the Treasury Shares. Listings will be subject to Enthusiast Gaming fulfilling all the listing requirements of the TSX and Nasdaq, respectively. There can be no assurance that the Treasury Shares will be accepted for listing on the TSX or the Nasdaq.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purposes of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

Until the distribution of Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. The Company has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. If the Underwriters create a short position in the Common Shares in connection with the Offering (i.e., if they sell more Offered Shares than are listed on the cover of this prospectus supplement), the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might be otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of such stabilization or other activities. The Underwriters are not required to engage in these activities.

The Offered Shares will be offered in Canada and the U.S. through the Underwriters either directly or, if applicable, through their respective Canadian or U.S. registered broker-dealer affiliates or agents, as applicable. The Offering is being made concurrently in the U.S. and in all of the provinces of Canada except Québec pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers may also be made on a private placement basis where permitted by applicable law. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

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In connection with the sale of the Offered Shares, the Underwriters may receive compensation from the Company or the Selling Shareholder, as applicable, or from purchasers of the Offered Shares for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Offered Shares may be deemed to be underwriters and any commissions received by them from the Company or the Selling Shareholder, as applicable, and any profit on the resale of Offered Shares by them may be deemed to be underwriting commissions under the U.S. Securities Act.

It is expected that the Company and the Selling Shareholder, as applicable, will arrange for the deposit of the Offered Shares distributed under this prospectus supplement under the book-based system of registration, to be registered to CDS or DTC and, in the case of the Offered Shares, to be deposited with CDS or DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Offered Shares is purchased.

Neither Enthusiast Gaming, the Selling Shareholder nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Offered Shares held by CDS or DTC or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Offered Shares; or (c) any advice or representation made by or with respect to CDS or DTC and those contained in this prospectus supplement and relating to the rules governing CDS or DTC or any action to be taken by CDS or DTC or at the direction of its CDS or DTC participants, as applicable. The rules governing CDS or DTC provide that it acts as the agent and depository for the CDS or DTC participants, as applicable. As a result, CDS or DTC participants must look solely to CDS or DTC and persons, other than CDS or DTC participants, having an interest in the Offered Shares must look solely to CDS or DTC participants for payments made by or on behalf of Enthusiast Gaming to CDS or DTC in respect of the Offered Shares.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. If any of the Underwriters or their affiliates have a lending relationship with the Company, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the Common Shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Common Shares offered hereby. Certain of the Underwriters or their affiliates have in the past engaged, and may in the future engage, in transactions with, and perform services, including commercial banking, financial advisory and investment banking services, for the Company and its related issuers in the ordinary course of business for which they have received or may receive customary compensation. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Settlement Cycle

It is expected that delivery of the Firm Shares will be made against payment therefor on or about June 15, 2021, which is two business days following the date of pricing of the Firm Shares (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”), trades in the secondary market generally are required to settle in two (2) business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Firm Shares prior to the Closing Date may be required, by virtue of the fact that the Firm Shares will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Firm Shares who wish to trade their Firm Shares prior to the Closing Date should consult their own advisors.

SELLING SHAREHOLDER

The following table sets forth information with respect to the ownership of Common Shares by the Selling Shareholder and its affiliates and persons exercising control over the Common Shares held by the Selling

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Shareholder as at the date hereof, and as adjusted to reflect the sale of an aggregate of 600,000 Option Secondary Shares assuming the exercise of the Over-Allotment Option in full and Tag-Along Option in full:

Selling Shareholder	Common Shares Owned, Controlled or Directed	Option Secondary Shares to be Sold assuming the Exercise in full of the Over-Allotment Option and Tag-Along Option(1)	Common Shares Owned, Controlled or Directed After the Completion of the Offering, assuming the Exercise in full of the Over-Allotment Option and Tag-Along Option(1)
Blue Ant Media Inc.(2)	15,432,500 (12.59%)(3)	600,000	14,832,500 (11.30%)(4)

Notes:

(1)	In the event the Underwriters do not exercise the Over-Allotment Option, no Option Secondary Shares will be sold by the Selling Shareholder.
(2)	The Selling Shareholder is both the registered and beneficial owner of its Common Shares (including the Option Secondary Shares). To the knowledge of the Company, the principal voting securityholder of the Selling Shareholder is Michael MacMillan.
(3)	On a fully diluted basis, the Selling Shareholder owns 12.59% of the outstanding Common Shares prior to the completion of the Offering. The Common Shares held by the Selling Shareholder were originally acquired on August 30, 2020 as consideration in connection with the Company’s acquisition of Omnia Media Inc. pursuant to a share purchase agreement dated August 6, 2020. The aggregate and per-unit cost to the Selling Shareholder with respect to its acquisition of Common Shares was deemed to be $30,112,500 and $1.65, respectively. Certain of the Common Shares owned by the Selling Shareholder are subject to an existing lock-up agreement dated August 30, 2020. Upon closing of the Offering, all Common Shares owned by the Selling Shareholder will be subject to a lock-up for a further period of 90 days. See “Plan of Distribution”.
(4)	On a fully diluted basis, the Selling Shareholder will own 11.30% of all issued and outstanding Common Shares following the completion of the Offering and assuming exercise in full of the Over-Allotment Option and Tag-Along Option.

CERTAIN MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Norton Rose Fulbright Canada LLP, counsel to Enthusiast Gaming, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date of this prospectus supplement, a fair summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a purchaser who acquires as beneficial owner Offered Shares pursuant to the Offering or the exercise of the Over-Allotment Option and who, for purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with Enthusiast Gaming, the Selling Shareholder and the Underwriters; (ii) is not affiliated with Enthusiast Gaming, the Selling Shareholder or the Underwriters, and (iii) holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business and such Holder has not acquired the Offered Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered or will enter into a “derivative forward agreement”, a “synthetic equity agreement,” “synthetic equity arrangement,” or a “specified synthetic equity arrangement”, as defined in the Tax Act, with respect to the Offered Shares. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this prospectus supplement and the short form base shelf prospectus, the provisions of the Tax Act and the Regulations in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

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Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or by a group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their Canadian tax advisors with respect to the consequences of acquiring Common Shares.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Offered Shares might not constitute capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined in the Tax Act) held by such person in the year the election is made and in a subsequent year, treated as capital property. Resident Holders considering making such election should first consult with their own tax advisors.

Taxation of Dividends

Dividends received or deemed to be received on an Offered Share by a Resident Holder who is an individual (other than certain trusts) will be included in computing the Resident Holder’s income for the taxation year and will be subject to the gross up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross up and dividend tax credit in respect of dividends designated by the Enthusiast Gaming as “eligible dividends”. There may be limitations on the ability of Enthusiast Gaming to designate dividends as “eligible dividends”. Dividends received by individuals (other than certain trusts) may be subject to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or as proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Disposition of Offered Shares

Upon a disposition or a deemed disposition of an Offered Share (other than in a disposition to Enthusiast Gaming that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Share to the Resident Holder. The cost to the Resident Holder of an Offered Share acquired pursuant to the Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time, if any.

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One-half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or in any subsequent taxation year, subject to the detailed rules in the Tax Act.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Offered Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Offered Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Offered Shares.

If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay a refundable tax on its “aggregate investment income”, which is defined to include taxable capital gains. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax, depending on the individuals’ circumstances.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times: (i) is not resident or deemed to be resident in Canada, and (ii) does not use or hold (and is not deemed to use or hold) the Offered Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non Resident Holders should consult their own tax advisors.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by Enthusiast Gaming to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of such withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate in respect of a dividend paid to a Non-Resident Holder who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Offered Shares unless the Offered Shares are “taxable Canadian property” of the Non-Resident Holder at the time of disposition and the Non-Resident Holder and the capital gain is not exempt from tax in Canada under the terms of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Provided that the Offered Shares are listed on a designated stock exchange (which includes the TSX and the Nasdaq), the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of their disposition unless, at any time during the 60-month period immediately preceding the disposition both of the following conditions are satisfied concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of Enthusiast Gaming was owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Offered Shares was derived,

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directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, any such property, whether or not the property exists. A Non-Resident Holder’s Offered Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

If the Offered Share constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non Resident Holder at the time of disposition, and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, the consequences described above under the heading “Holders Resident in Canada – Disposition of Offered Shares” will generally apply. Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a description of certain material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of the Offered Shares by a U.S. Holder (defined below). This description addresses only the U.S. federal income tax considerations of U.S. Holders that are initial purchasers of the Offered Shares pursuant to the Offering and that will hold Offered Shares as capital assets (generally, property held for investment). This summary is for general information purposes only and does not purport to address all material U.S. federal income tax consequences of the ownership of the Offered Shares. In addition, this summary does not address aspects of U.S. federal income taxation that may be applicable to investors that are subject to special tax rules, including without limitation:

•	banks, financial institutions, underwriters or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	brokers, dealers or traders in securities, commodities or currencies;
•	tax-exempt entities;
•	qualified retirement plans, individual retirement accounts and other tax deferred accounts;
•	persons that receive the Offered Shares as compensation for the performance of services;
•	persons that will hold the Offered Shares as part of a “hedging”, “conversion” or constructive sale transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•	certain U.S. expatriates or former citizens or long-term residents of the U.S.;
•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes), or other pass-through entities, or investors that will hold the Offered Shares through such an entity;
•	“dual resident” corporations;
•	persons that hold the Offered Shares in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business in a jurisdiction outside of the United States;
•	persons that have been, are, or will be residents or deemed to be residents in Canada for purposes of the Tax Act;
•	persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act;

•	persons that have a “functional currency” other than the U.S. dollar;

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•	holders that own or will own (directly, indirectly or constructively) 10% or more, by voting power or value, of the equity interests of the Company; or
•	holders required to accelerate the recognition of any item of gross income with respect to the Offered Shares as a result of such income being recognized on an applicable financial statement.

Further, this description does not address the alternative minimum tax, the 3.8% Medicare tax, U.S. federal gift, estate or other non-income tax consequences, any U.S. state or local tax consequences or specific tax consequences under an applicable income tax treaty of the acquisition, holding or disposition of the Offered Shares. Unless otherwise provided, this summary does not discuss reporting requirements. Each U.S. Holder should also review the separate discussion regarding Canadian tax considerations above under “Certain Material Canadian Federal Income Tax Considerations”.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing regulations promulgated under it, published rulings and administrative positions of the U.S. Internal Revenue Service (“IRS”) and applicable court decisions, as well as on the Treaty, in each case as in effect and available on the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. No legal opinion from United States counsel or ruling from the IRS has been or will be sought or obtained with respect to any of the United States federal income tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a United States court will not sustain such challenge.

U.S. Holders

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of the Offered Shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof, including the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the Offered Shares, the tax treatment of the partnership and a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences to any such partner or partnership. Partners, partnerships or other pass-through entities considering holding the Offered Shares should consult their tax advisor as to the U.S. federal income tax consequences of acquiring, holding or disposing of the Offered Shares.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of the Offered Shares. Holders or prospective holders of the Offered Shares are urged to consult their tax advisors with respect to the U.S. federal, state and local tax consequences, the non-U.S. tax consequences and the non-tax consequences of the acquisition, ownership and disposition of the Offered Shares.

Taxation of Distributions

Subject to the discussion below under “Passive Foreign Investment Company”, U.S. Holders of the Offered Shares will include in gross income as foreign-source dividend income, when actually or constructively

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received by the U.S. Holder, the gross amount of any cash or the fair market value of any property distributed (before reduction for any Canadian withholding tax paid with respect thereto) by the Company to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in such Offered Shares and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale or exchange of such Offered Shares. However, because the Company does not intend to calculate earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends will not be eligible for the dividends received deduction allowed to U.S. corporate shareholders for dividends received from U.S. and certain other corporations.

Subject to applicable holding period and other limitations, the U.S. dollar amount of dividends received on the Offered Shares by certain non-corporate U.S. Holders will be subject to taxation at the lower capital gain tax rate (currently at a maximum rate of 20%), if the dividends are “qualified dividends”. Assuming certain holding period and other requirements are satisfied by the U.S. Holder, dividends paid on the Offered Shares would be treated as qualified dividends if (a) the Offered Shares on which the dividends are paid are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (b) the Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC (as defined herein). As noted above, the Company has applied to list the Offered Shares on the Nasdaq Global Select Market, which should be treated as an established securities market in the United States. In addition, the Treaty has been approved by the IRS for the purposes of the qualified dividend rules and the Company believes that it is eligible for the benefits of the Treaty. Please also see the discussion below under the heading “Passive Foreign Investment Company”. You should consult your tax advisor regarding the availability of the lower tax rate for dividends paid with respect to the Company’s Offered Shares.

If the Company pays a dividend in a currency other than U.S. dollars, that dividend will be included in the gross income of the U.S. Holder in an amount equal to the U.S. dollar value of the currency on the date of receipt, determined at the spot foreign currency/U.S. dollar exchange rate on the date that dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. U.S. Holders will have a tax basis in the currency received equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date that payment is converted into U.S. dollars will be treated as ordinary income or loss from U.S. sources for foreign tax credit limitation purposes.

Subject to certain limitations, Canadian taxes withheld from dividends on the Offered Shares at a rate not exceeding the rate provided in the Treaty (if applicable) will be creditable against the U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “categories” of income. For this purpose, the dividends should generally constitute “passive category income”. The foreign tax credit rules are complex and prospective purchasers should consult their tax advisors concerning the availability of the foreign tax credit in their particular circumstances.

Sale or Exchange of the Offered Shares

Subject to the discussion below under “Passive Foreign Investment Company”, on a sale or other taxable disposition of the Offered Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in those the Offered Shares. Generally, such gain or loss will be capital gain or loss, will be long-term capital gain or loss if the U.S. Holder’s holding period for the Offered Shares exceeds one year and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to preferential U.S. federal income tax rates. The deductibility of capital losses is subject to significant limitations. Each prospective U.S. Holder should consult its own tax advisor regarding the tax consequences if a Canadian

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withholding tax is imposed on a disposition of its Offered Shares, including the availability of the foreign tax credit under their particular circumstances.

If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized generally will be the U.S. dollar value of the payment received. If the Offered Shares are considered to be traded on an established securities market when the U.S. Holder sells or otherwise disposes of the Offered Shares, the amount realized will be, in the case of cash basis and electing accrual basis taxpayers, determined by reference to the spot rate of exchange on the settlement date. An accrual basis U.S. Holder that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date will recognize U.S. source foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. holder makes the election described in the second sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the Offered Shares.

Passive Foreign Investment Company

A U.S. Holder would be subject to a special, adverse tax regime (absent certain elections) if the Company were classified as a passive foreign investment company (a “PFIC”) during any part of a U.S. Holder's holding period of Offered Shares. In general, a foreign corporation will be classified as a PFIC for any taxable year in which, either (a) at least 75% of its gross income is “passive income” or (b) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), gains from the disposition of assets that produce passive income and certain gains from commodities transactions.

The Company does not believe it was a PFIC in 2020 and, based on the Company’s existing operations and assets, does not expect to be classified as a PFIC for the current taxable year or in future taxable years. However, this is a factual determination made on an annual basis. PFIC status depends on the composition of the Company’s income and assets and the value of the Company’s assets from time to time. In particular, the value of the Company’s assets may be determined in large part by the market price of its shares, which is likely to fluctuate after the Offering. Accordingly, there can be no assurance that the Company will not be considered a PFIC in any taxable year or that the IRS will agree with the Company’s conclusion regarding its PFIC status.

Were the Company to be characterized as a PFIC, a U.S. Holder could suffer adverse consequences, including being subject to ordinary income treatment and to an interest charge at the time of sale of, or receipt of an "excess distribution" with respect to, its Offered Shares. In addition, as noted above, the preferential tax rate referred to above under “Taxation of Distributions” does not apply to dividends received from a PFIC.

The PFIC rules are complex, and U.S. Holders should consult their tax advisors concerning the U.S. federal income tax consequences of holding the Offered Shares if the Company were considered to be a PFIC, including applicable reporting requirements, and whether any elections that may be available to mitigate the adverse tax consequences of PFIC status.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds made by a U.S. paying agent or other United States-related intermediary in relation to the Offered Shares may be subject to information reporting to the IRS and to backup withholding (currently at a rate of 24%). Backup withholding will not apply, however, (a) to a holder who furnishes a correct taxpayer identification number and makes any other required certification or (b) to a holder who is otherwise exempt from backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit or refund against the holder’s U.S. federal income tax, provided that the required information is timely furnished to the IRS and the appropriate claim is timely filed. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption or refund.

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Foreign Asset Reporting

Certain U.S. Holders, including individuals and certain entities, may be required to file Form 8938 (Statement of Specified Foreign Financial Assets) with an annual U.S. federal income tax return reporting information relating to ownership of the Offered Shares unless an exception to reporting applies (including an exception for the Offered Shares held in certain accounts maintained by U.S. financial institutions).

A U.S. Holder that purchases the Offered Shares for cash will be required to file an IRS Form 926 or similar form with the IRS if, among other things, the amount of cash transferred by such person (or any related person) to the issuer during the 12-month period ending on the date of such transfer exceeds USD$100,000.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of the Offered Shares. Failure to comply with applicable reporting requirements could result in substantial penalties.

The above discussion is not intended to constitute a complete analysis of all tax consequences and considerations in connection with an investment in Offered Shares. All prospective purchasers of the Offered Shares should consult their tax advisors concerning the tax consequences applicable to their particular situation.

PRIOR SALES

Prior Sales

In the 12-month period preceding the date of this prospectus supplement, the Company has not issued any Common Shares, or any securities convertible into Common Shares, other than as follows:

Security	Number of Securities Issued	Issue Price per Security (if applicable)	Exercise Price per Security (if applicable)	Date of Issue	Expiry Date (if applicable)
Common Shares	226,563(1)	$9.80	N/a	May 4, 2021	N/a
Stock Options	855,234(2)	N/a	$8.75	April 13, 2021	January 1, 2026
Share Units	1,242,577(3)	N/a	N/a	April 13, 2021	N/a
Common Shares	7,383,000(4)	$5.75	N/a	February 10, 2021	N/a
Common Shares	429,354(5)	$1.55	N/a	January 20, 2021	N/a
Common Shares	91,009(6)	$2.19	N/a	December 29, 2020	N/a
Stock Options	743,671(7)	N/a	$3.20	December 9, 2020	December 9, 2025
Share Units	1,251,162(8)	N/a	N/a	December 9, 2020	N/a
Common Shares	11,500,000(9)	$1.50	N/a	August 31, 2020	N/a
Common Shares	18,250,000(10)	$1.65	N/a	August 30, 2020	N/a

Notes:

(1)	On May 4, 2021, Enthusiast Gaming issued 113,282 Common Shares to Damien Thivolle and 113,281 Common Shares to Vlad Matei Mladin in consideration for the acquisition of Vedatis SAS.
(2)	On April 13, 2021, Enthusiast Gaming granted stock options to certain officers, management, non-executive directors, employees, and consultants of the Company pursuant to the Option Plan.
(3)	On April 13, 2021, Enthusiast Gaming granted restricted share units to certain officers, management, non-executive directors, employees, and consultants of the Company pursuant to the Company’s share unit plan (the “SU Plan”).
(4)	On February 10, 2021, Enthusiast Gaming completed a public offering on a bought deal basis of 7,383,000 Common Shares at a price of $5.75 per Common Share, for gross proceeds of $42.5 million.
(5)	On January 20, 2021, Enthusiast Gaming issued 429,354 Common Shares in fulfilment of a deferred share payment relating to the acquisition of Steel Media Ltd. by Enthusiast Gaming in October 2019. The issue price per Common Share was determined in accordance with the applicable share purchase agreement.
(6)	On December 29, 2020, Enthusiast Gaming issued 91,009 Common Shares for services received. The issue price per Common Share was determined in accordance with the applicable services agreement.
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(7)	On December 9, 2020, Enthusiast Gaming granted stock options to certain officers, management, and non-executive directors of the Company pursuant to the Option Plan.
(8)	On December 9, 2020, Enthusiast Gaming granted restricted share units to certain officers, management, and non-executive directors of the Company pursuant to the SU Plan.
(9)	On August 31, 2020, Enthusiast Gaming completed a public offering on a bought deal basis of 11.5 million Common Shares at a price of $1.50 per Common Share, for gross proceeds of $17.25 million.
(10)	On August 30, 2020, Enthusiast Gaming issued 18.25 million Common Shares to the Selling Shareholder in consideration for the purchase and sale of Omnia Media Inc.

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EGLX”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this prospectus supplement.

Price Range ($)
	High ($/share)	Low ($/share)	Trading Volume

June 1-9, 2021	8.91	7.62	2,073,632
May 2021	10.66	6.89	9,940,931
April 2021	11.10	8.43	8,521,507
March 2021	10.64	6.30	11,799,894
February 2021	9.50	5.95	12,775,960
January 2021	7.59	4.31	12,711,773
December 2020	4.84	2.86	8,027,825
November 2020	3.25	1.40	8,254,867
October 2020	1.64	1.38	1,726,074
September 2020	1.80	1.50	3,234,613
August 2020	2.00	1.49	4,053,392
July 2020	1.79	1.51	955,263
June 2020	1.80	1.40	2,304,492

RISK FACTORS

Investors should carefully consider the risks described in this prospectus supplement, the short form base shelf prospectus, and the documents incorporated by reference herein and therein, including the risks described under the headings “Risk Factors” in the AIF and “Risks and Uncertainties” in each of the 2020 Annual MD&A and Q1 2021 MD&A. All statements regarding Enthusiast Gaming’s business should be viewed in light of these risk factors. Investors should consider carefully whether an investment in the Offered Shares is suitable for them in light of the information set forth in this prospectus supplement, the short form base shelf prospectus, and the documents incorporated by reference herein and therein. If any of the identified risks were to materialize, Enthusiast Gaming’s business, financial position, results and/or future operations may be materially affected, or a purchaser’s investment in the Offered Shares, could be materially adversely affected. Additional risks and uncertainties not presently known to Enthusiast Gaming, or which Enthusiast Gaming currently deems immaterial, may also have an adverse effect upon Enthusiast Gaming. Investors should carefully review and consider all other information contained in this prospectus supplement, the short form base shelf prospectus, and in the documents incorporated by reference herein and therein before making an investment decision and consult their own professional advisors where necessary.

Risks Relating to the Offering

Enthusiast Gaming may not complete the Offering

Although the Company has entered into the Underwriting Agreement with the Underwriters and the Selling Shareholder, there is no guarantee that all of the conditions to the completion of the Offering will be satisfied.

Volatility of market price of Common Shares

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The market price of the Common Shares, including the Offered Shares, may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Cautionary Statement Regarding Forward-Looking Information”. In addition, the market price for securities in the stock markets, including the TSX and Nasdaq, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

No dividends have been paid on the Common Shares

The Company has paid no cash dividends on any of its Common Shares to date and currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any existing or future debt or credit facility may preclude the Company from paying any dividends unless certain consents are obtained and certain conditions are met.

Enthusiast Gaming may use the proceeds for purposes other than those set out in this prospectus supplement

Enthusiast Gaming currently intends to allocate the net proceeds as described under the heading “Use of Proceeds” herein. However, management will have discretion in the actual application of the proceeds, and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” herein if it believes that it would be in the best interests of Enthusiast Gaming to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of Enthusiast Gaming.

ADDITIONAL INFORMATION

The matters referred to under “Eligibility for Investment” and certain legal matters relating to the Common Shares offered by this prospectus supplement will be passed upon on the Closing Date on behalf of the Company by Norton Rose Fulbright Canada LLP, of Toronto, Ontario, the Company’s Canadian counsel and Norton Rose Fulbright US LLP of New York, New York, the Company's U.S. counsel, and on behalf of the Underwriters by Stikeman Elliott LLP, of Toronto, Ontario, the Underwriters’ Canadian counsel, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP of New York, New York, the Underwriters’ U.S. counsel.

The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) relating to the securities. This prospectus supplement, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Incorporated by Reference”. Statements included or incorporated by reference in this prospectus supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. This prospectus supplement may add to, update or change information contained in the Registration Statement.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the applicable securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

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You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation incorporated or organized under the laws of the Province of British Columbia. Most of the Company’s directors and officers, and most of the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon the Company or its directors, officers and experts who are not residents of the United States or to enforce judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its Registration Statement of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company has appointed CT Corporation System as its agent for service of process in the United States in connection with any suit or proceeding brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the securities under the Registration Statement or this prospectus supplement.

LEGAL MATTERS

Certain legal matters relating to the Common Shares offered by this prospectus supplement will be passed upon on the Closing Date on behalf of the Company by Norton Rose Fulbright Canada LLP, of Toronto, Ontario, the Company’s Canadian counsel and Norton Rose Fulbright US LLP of New York, New York, the Company's U.S. counsel, and on behalf of the Underwriters by Stikeman Elliott LLP, of Toronto, Ontario, the Underwriters’ Canadian counsel, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP of New York, New York, the Underwriters’ U.S. counsel

The partners and associates of each of Norton Rose Fulbright Canada LLP and Stikeman Elliott LLP as a group each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., located in Vancouver, British Columbia.

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No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada except Quebec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference herein may be obtained on request without charge from the Chief Corporate Officer of Enthusiast Gaming (as defined herein) at Suite 805, 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3, telephone (416) 623-9360 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	May 6, 2021

Enthusiast Gaming Holdings Inc.

$250,000,000

Common Shares

Preferred Shares

Debt Securities
Warrants
Units

Subscription Receipts

Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) may offer and issue from time to time any preferred shares or common shares (collectively, the “Equity Securities”), bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities (collectively, the “Warrants”), Units (as defined under “Description of Units” herein), and subscription receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Equity Securities, Debt Securities, Warrants, or Units (“Subscription Receipts”, and together with the Equity Securities, Debt Securities, Warrants or Units, the “Securities”) of up to $250,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, is valid. One or more of our securityholders (“Selling Securityholders”, and each is a “Selling Securityholder”) may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of common shares of Enthusiast Gaming (“Common Shares”), the number of Common Shares offered and the offering price; (ii) in the case of Equity Securities other than Common Shares, the designation of the particular class and series, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered; (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (iv) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (v) in the case of Units, the designation, and terms of the Units and of the Securities comprising the Units and any other specific terms of the Units being offered;

and (vii) in the case of Subscription Receipts, the offering price, the procedures for the exchange of Subscription Receipts for Equity Securities, Debt Securities, Warrants or Units, as the case may be, and any other specific terms thereof. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. See “Plan of Distribution”.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Enthusiast Gaming has filed an undertaking with the Ontario Securities Commission (the “OSC”) that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or asset-backed securities without pre-clearing with the OSC the disclosure to be contained in the applicable Prospectus Supplement pertaining to the distribution of such Securities.

For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada daily exchange rate of Canadian dollars with the Securities Currency in effect as of 4:30 p.m. (Toronto time) on the business day before the issue of such Securities.

Enthusiast Gaming maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3 and its executive office at Suite 805, 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3.

Mr. Richard Sherman, a director of the Company, resides outside of Canada. Mr. Sherman has appointed the Company as agent for service of process in Canada at the following address: 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian and United States auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors should be aware that acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Enthusiast Gaming is incorporated or organized under the laws of the Province of British Columbia, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of Canada, and that all or a substantial portion of the assets of Enthusiast Gaming and said persons may be located outside the United States.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company and/or any Selling Securityholder may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue and/or transfer of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the sale of such Securities, the amounts, if any, to be purchased by underwriters, the identity of any Selling Securityholders, the plan of distribution for such Securities, including the anticipated net proceeds to the Company and/or any Selling Securityholder from the sale of such Securities, the amounts and prices at which such Securities are sold and, if applicable, the compensation of such underwriters, dealers or agents. In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EGLX”, the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “EGLX”, and the Frankfurt Stock Exchange (the “FSE”) under the symbol “2AV”. On May 5, 2021, being the last trading day prior to the date hereof, the closing price of the Common Shares on the TSX was $9.90, on the Nasdaq was USD$8.05, and on the FSE was €6.51. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any securities exchange. There is currently no market through which these Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of any Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

An investment in the Securities is subject to a number of risks that should be considered by a prospective investor. Investors are urged to read the information under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” herein, as well as the information under the headings “Risk Factors” and “Forward-Looking Information” in the AIF (as defined herein), “Risks and Uncertainties” and “Cautionary Statement Regarding Forward-Looking Information” in the 2020 Annual MD&A (as defined herein). Investors should also consult with their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment in the Securities.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of Enthusiast Gaming by Norton Rose Fulbright Canada LLP, Toronto, Ontario.

General matters

In this Prospectus, unless otherwise specified or the context otherwise requires, reference to “we”, “us”, “our”, “its”, “Company” or “Enthusiast Gaming” means Enthusiast Gaming Inc. and its subsidiaries.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide information that differs from the information contained herein. If any person provides prospective investors with additional or different or inconsistent information, including information or statements in media articles about the Company, prospective investors should not rely on it.

The Company is not, nor is any Selling Securityholder, offering the Securities in any jurisdiction where the offer is not permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful.

The information contained in this Prospectus or any Prospectus Supplement is accurate on the date on the front of this Prospectus or the applicable Prospectus Supplement.

The Company’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus or any applicable Prospectus Supplement. Subject to the Company’s obligations under applicable Canadian securities laws, the information contained in this Prospectus or any Prospectus Supplement is accurate on the date on the front of this Prospectus or the applicable Prospectus Supplement regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of Securities pursuant thereto.

In this Prospectus, any Prospectus Supplement and the documents incorporated by reference in this Prospectus or any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are stated in Canadian dollars. For Securities issued in other than Canadian currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

Unless otherwise indicated, all financial statements included in this Prospectus, any Prospectus Supplement and the documents incorporated by reference in this Prospectus or any Prospectus Supplement has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which is within the framework of IFRS as issued by the International Accounting Standards Board incorporated into the Chartered Professional Accountants (CPA) Handbook – Part 1.

The information contained on, or accessible through, Enthusiast Gaming’s website is not incorporated by reference into this Prospectus and is not, and should not be considered to be, a part of this Prospectus unless it is explicitly so incorporated.

PRESENTATION OF FINANCIAL INFORMATION

The Company publishes its consolidated financial statements in Canadian dollars. In this Prospectus, any Prospectus Supplement and the documents incorporated by reference in this Prospectus or any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

MARKET AND INDUSTRY DATA

This Prospectus includes market and industry data and forecasts that were obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the applicable markets in which Enthusiast Gaming will operate (including management’s estimates and assumptions relating to the industry based on that knowledge). Certain of these third-party sources are proprietary, subscription, payment based or otherwise not available to the public. Management’s knowledge of esports and gaming media and events, including the industry in Canada and the U.S., has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. The Company’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference in this Prospectus contain certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable Canadian and U.S. securities laws.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference herein, prospective purchasers should refer to “Forward-Looking Information” in the AIF (as defined herein), “Cautionary Statement Regarding Forward-Looking Information” in the 2020 Annual MD&A (as defined herein), as well as to the advisories section of any documents incorporated by reference in this Prospectus that are filed after the date hereof.

Forward-looking information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “intends”, “may” and similar expressions. Forward-looking information in this Prospectus include references to: the use of proceeds from the sale of Securities; expectations regarding the future growth and revenues of the esports industry generally, including growth in the number of global gamers and video games streaming and engagement, and developments in associated technologies and platforms; the Company’s plans to make certain filings with the United States Securities and Exchange Commission (the “SEC”) (including any approvals required in connection therewith); expectations as to the Company’s cash needs; expectations as to the use of the Company’s existing working capital; completion of the acquisition of Vedatis (as defined herein); the ability of the Company to obtain additional financing on reasonable terms or at all; expectations as to the sources of revenues and future operations, including sponsorship of the Company and its subsidiaries; the potential financial opportunity of the Company’s and its subsidiaries’ addressable markets; expectations as to the intended business activities of the Company and its subsidiaries; the ability of the Company and its subsidiaries to meet current and future obligations; the overall business and economic conditions; future development and growth prospects; and the Company’s growth strategy and opportunities and drivers and their ability to realize thereon, future acquisitions, and the ability to increase monetization, including through the direct-sales model.

The forward-looking information included in this Prospectus is based on the Company’s current expectations, estimates, projections and assumptions. Such forward-looking information has been made by Enthusiast Gaming in light of information available at the time the statements were made and reflect Enthusiast Gaming’s experience and its perception of historical trends, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies and cost-savings; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; that success in the esports and media industry will continue to depend on expertise and premium content which has historically driven more advertising dollars; that major brands will increasingly gravitate towards advertising to the key 18-35 year old demographic through the esports and media industry, that this demographic will be one that continues to be important in the minds of advertisers and that Enthusiast Gaming will be able to increasingly target the major brands to advertise through its network; future capital expenditures to be made by the Company; future cash flows from operations; future sources of funding for the Company’s development program; the Company’s future debt levels; the effect of competition on the Company; and the Company’s ability to obtain future financing on acceptable terms.

Forward-looking information is not a guarantee of future performance and involves a number of associated risks and uncertainties, some that are similar to other companies in the same industry as the Company and some that are unique to Enthusiast Gaming. Actual results may differ materially from those expressed or implied by the forward-looking information included herein, and prospective purchasers are cautioned not to place undue reliance on such forward-looking information. Although the Company believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct and the Company makes no representation that actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information. There are a number of risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking information, including: notwithstanding the Company’s intentions regarding its use of the net proceeds, there may be circumstances where a reallocation of the net proceeds may be necessary, depending on future operations, unforeseen events or whether future growth opportunities arise; risks relating to the COVID-19 outbreak; the inability to obtain regulatory approvals; operating and capital costs; general economic, market and business conditions; competition for, among other things, capital, the acquisition of resources and skilled personnel; actions by governmental authorities, including changes in government regulation and taxation; the availability of capital on acceptable terms; risks arising from future acquisition activities; risks associated with establishing and maintaining systems of internal controls; additional indebtedness; volatility in the market price of the Common Shares; the effect that the issuance of additional securities by the Company could have on the market price of the Common Shares; failure to engage or retain key personnel; failure by counterparties to make payments or perform their operational or other obligations to the Company in compliance with the terms of contractual arrangements between the Company and such counterparties; failure for the esports and media market to continue to grow or attract advertisers, advertiser preferences changing away from premium content or the esports and media market generally; the failure of the direct-sales model to drive revenue; the ability to expand into new distribution channels or the failure of such channels to maintain or expand their user base; the combined business will be unable to sustain its growth or lose views; the ability to attract and retain new talent, and such talent’s ability to attract and retain viewers; the ability to attract and retain new talent, and such talent’s ability to attract and retain viewers; global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility; and discretion in the use of proceeds. Prospective purchasers are cautioned that the foregoing list of important risks and uncertainties is not exhaustive. You should also carefully consider the matters discussed under “Risk Factors” in this short form prospectus. Prospective purchasers are also urged to refer to the heading “Risk Factors” in the AIF and the heading “Cautionary Statement Regarding Forward-Looking Information” in each of the 2020 Annual MD&A, each as incorporated by reference herein, and to all other applicable risk factors described in other documents incorporated by reference herein for information respecting further important risks and uncertainties relating to the Company. Copies of these documents are available without charge from the Company or electronically under the Company’s profile on SEDAR at www.sedar.com. The forward-looking information contained herein is made as of the date of this Prospectus. Except as required by applicable securities law, the Company does not undertake any obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of risks and assumptions affecting those statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing list of risk factors is not exhaustive. The forward-looking information contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Chief

Corporate Officer of the Company at Suite 805, 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3, telephone (416) 623-9360. These documents are also available electronically on SEDAR at www.sedar.com.

The following documents, which have been filed with the securities commission or similar authority in each of the provinces of British Columbia, Alberta, and Ontario, are specifically incorporated by reference in, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company dated March 22, 2021, for the year ended December 31, 2020 (the “AIF”);

(b)	the audited annual consolidated financial statements of the Company and notes thereto for the fiscal years ended December 31, 2020 and 2019, together with the auditors’ report thereon, and the auditors’ report for the fiscal year ended December 31, 2019;

(c)	management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2020 (the “2020 MD&A”);

(d)	the business acquisition report of the Company dated September 16, 2020;

(e)	the management information circular dated December 23, 2020, relating to the Company’s annual general and special meeting of shareholders held on January 20, 2021; and

(f)	the material change report of the Company dated January 25, 2021.

Any documents of the type described in Section 11.1(1) of Form 44-101F1 – Short Form Prospectus Distributions, if filed by the Company with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) (in the case of a report on Form 6-K, if and to the extent expressly provided in such report). The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this short form prospectus and the documents incorporated or deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon the filing of a subsequent annual information form and the related annual financial statements and accompanying management’s discussion and analysis by the Company with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and accompanying management’s discussion and analysis, all interim financial statements and accompanying management’s discussion and analysis, and material change reports filed prior to the commencement of the Company’s financial year in which such subsequent annual information form is filed, and information circulars and business acquisition reports filed prior to the commencement of the Company’s financial year in respect of which such subsequent annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management’s discussion and analysis for subsequent interim periods being filed with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying management’s discussion and analysis filed prior to such subsequent interim financial statements will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon the Company filing an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of the Securities hereunder.

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, Enthusiast Gaming is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by Enthusiast Gaming in accordance with such requirements, are available to the public on the SEC’s website at www.sec.gov.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) filed on SEDAR after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated in such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required by applicable securities laws in the applicable Prospectus Supplement(s) with respect to the issuance of preferred shares or Debt Securities having a maturity in excess of one year pursuant to this Prospectus.

ENTHUSIAST GAMING HOLDINGS INC.

General Development of the Business

The Company is the resulting issuer following (i) a three-cornered amalgamation (the “Amalgamation”) involving J55 Capital Corp. (“J55”), 11305751 Canada Inc. (“Newco”) and Aquilini GameCo Inc. (“GameCo”), and (ii) a plan of arrangement (the “Arrangement”) involving J55, GameCo and Enthusiast Gaming Properties Inc. (“Former Enthusiast”), each completed on August 30, 2019.

The Company, then called J55 Capital Corp. (“J55”), was formed by articles of incorporation filed under the British Columbia Business Corporations Act (“BCBCA”) on June 27, 2018 and, following its initial public offering, was a capital pool company (“CPC”) listed on the TSX Venture Exchange (the “TSXV”).

On August 30, 2019, the Company completed the Amalgamation pursuant to an amalgamation agreement between the Company and GameCo dated May 30, 2019, as amended on June 19, 2019 (the “Amalgamation Agreement”). Pursuant to the Amalgamation Agreement, the Company acquired all of the outstanding securities of GameCo in exchange for securities of the Company. Immediately following the completion of the Amalgamation, J55 and Former Enthusiast completed the Arrangement pursuant to an arrangement agreement dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, J55 acquired all of the outstanding securities of Former Enthusiast. Immediately prior to the closing of the Amalgamation and the Arrangement (altogether, the “Transactions”), GameCo completed the acquisition of Luminosity Gaming Inc. (“Luminosity Canada”) and Luminosity Gaming (USA) LLC (“Luminosity USA”, altogether “Luminosity”).

The Amalgamation constituted the Company’s qualifying transaction in accordance with the policies of the TSXV. Prior to the Amalgamation, the Company completed a 1.25 to 1 share consolidation on August 26, 2019. Following the Arrangement, the Company changed its name to “Enthusiast Gaming Holdings, Inc.” on September 5, 2019 and completed a further 8 to 1 share consolidation on September 9, 2019.

In connection with the Transactions, J55 filed a notice of alteration under the BCBCA on September 5, 2019 to change its name to “Enthusiast Gaming Holdings Inc.”.

On January 27, 2020, Enthusiast Gaming graduated to the TSX from the TSXV. The Enthusiast Gaming Shares began trading on the TSX under the ticker symbol “EGLX”.

On April 21, 2021, the Common Shares commenced trading on NASDAQ under the ticker symbol “EGLX”.

Enthusiast Gaming maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3 and its executive office at Suite 805, 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3.

Intercorporate Relationships

The following table describes the subsidiaries of Enthusiast Gaming, their place of incorporation, continuance or formation, and the percentage of voting securities that are beneficially owned, controlled or directed by the Company.

Subsidiary	Jurisdiction of Incorporation	Percentage of Votes Attached to All Voting Securities
Aquilini GameCo Inc.	Canada	100% (direct)
Enthusiast Gaming Properties Inc.	Canada	100% (direct)
Omnia Media Inc. (“Omnia”)	USA	100% (direct)
Luminosity Gaming Inc.	Canada	100% (indirect)
Luminosity Gaming (USA) LLC	USA	100% (indirect)
Enthusiast Gaming Inc.	Canada	100% (indirect)
Enthusiast Gaming Live Inc.	Canada	100% (indirect)
Enthusiast Gaming Media Inc.	Canada	100% (indirect)

Enthusiast Gaming Media (US) Inc.	USA	100% (indirect)
Enthusiast Gaming Media Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media II Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming Media III Holdings Inc.	Canada	100% (indirect)
Enthusiast Gaming (TSR) Inc.	Canada	100% (indirect)
Hexagon Games Corp.	Canada	100% (indirect)
Enthusiast Gaming (PG) Inc.	Canada	100% (indirect)
Steel Media Limited	England and Wales	100% (indirect)
GameCo eSports USA Inc.	USA	100% (indirect)

Description of the Business

Company Mission

Our mission is to build the world’s largest network of communities for gamers through multi-channel media, original content and events.

Our Audience and Community

Enthusiast Gaming has built a vertically integrated media platform that engages a diverse, youthful and affluent audience who are watching, reading and consuming gaming content. Over 70%1 of our community is comprised of Gen Zs and Millennials who rely on the Enthusiast Gaming platform to learn, engage, communicate, create, and share gaming related content.

Overview

Enthusiast Gaming deploys its products and services as a single reportable segment in the digital media and entertainment industry. Enthusiast Gaming’s products and services fall into three principal pillars, which consist of Media and Content (generating revenue in the amount of $60,887,990 for financial year ended December 31, 2020 and $6,725,067 for financial year ended December 31, 2019), Esports and Entertainment (generating revenue in the amount of $5,906,613 for financial year ended December 31, 2020, and $4,230,922 for financial year ended December 31, 2019), and Subscription (generating revenue in the amount of $6,168,878 for financial year ended December 31, 2020 and $1,253,337 for financial year ended December 31, 2019).

Media and Content

Enthusiast Gaming’s media and content revenue stream is comprised of over 100 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, and other video-gaming related content. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites and video channels (referred to as “Inventory”) is the ability to both develop content rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

1 Calculated based on data provided by Comscore as of January 2021.

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire profitable video gaming websites and video properties with differentiating content from its then current portfolio, providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prevalent aspect of the media content on Enthusiast Gaming’s sites or video properties may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

Omnia owns content brands that matter to fans who love gaming and pop culture including BBC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is a leading Fortnite community channel with more than 10 million subscribers on YouTube and nearly 2 million followers on Instagram attracting more than 25 million unique viewers a month.2 Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast Gaming has amassed a platform of engaged, lifestyle gamers that has become a leading advertising platform for brands targeting the gamer demographic. Enthusiast Gaming’s web platform generates over two billion page views per quarter, and it’s video platform, operated by Omnia, generates over seven billion video views per quarter. Each of these views produces Inventory available for sale. The majority of Enthusiast Gaming’s media and content revenue is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast Gaming’s brands.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites or video properties with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply Side Platforms (“SSPs”) and Display Side Platforms (“DSPs”) have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

2 Based on YouTube analytics reports and publicly available YouTube channel profiles as of April 2021.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

Sale of Inventory

The digital media advertising revenue stream of Enthusiast Gaming’s business flows from the digital media publishing revenue stream. With content-rich digital media properties drawing billions of monthly page and video views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party Inventory on websites and video properties and applications that also host similarly themed content. By combining the Inventory in its own network with third-party Inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favourable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages or video properties in Enthusiast Gaming’s network of digital media properties, how often the web pages or videos are viewed, and how much time a user spends on a website or video property during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click Through Rate”, and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads on. As opposed to the historical process of using humans to negotiate the purchase and sale of ad space, the optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites and video properties. New advertising impressions are generally created when a user opens a website or navigates to a different page, or when they watch a video. They can take on the form of pre-roll video advertisements, banner advertisements, ad-words, “skins” or background advertisements, in-application ads, or other forms of ad units as may be applicable to the respective property.

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or “Click Through Rate”.

A large majority of Enthusiast Gaming’s revenue is derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website or video property for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s property, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their gross revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

Esports and Entertainment

The Company’s subsidiary, Luminosity, is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Fortnite, Apex Legends, Valorant, and Madden NFL. Luminosity’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has teams of content creators on YouTube, Twitch, and TikTok.

The Company holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league. Enthusiast Gaming manages the Vancouver Titans and the Seattle Surge through a management services agreement with the majority owner.

Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its esports operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming and Luminosity is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Enthusiast Gaming leverages its direct sales team to not only sell advertising inventory, but to also sell sponsorships for its esports assets.

Former Enthusiast started organizing live events in 2014 by way of meet ups at a local pub in Toronto to engage the gaming community through personal interactions. As the meet ups continued to grow in popularity and size, the venues also grew to accommodate the increase in numbers. These small meet ups quickly escalated to a university, and then eventually, to an exhibition hall. Over the years, these meet ups graduated into EGLX.

In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its entertainment division to coincide with the significant growth of its platform online. Following the success of the two events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

In November 2020 the Company held a virtual version of EGLX, which was live streamed from November 10-13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. Supported by key sponsors, including SpiderTech, G FUEL and TikTok, the event featured world premieres, unique performances, and a number of gaming competitions. Featured talent and performances include: Muselk (9.48M subscribers), NickEh30 (5.4M subscribers), Fresh (6.66M subscribers), Anomaly (2.92M subscribers, XQC (1.13M subscribers), NFL superstars Richard Sherman and Darius Slay, and musicians ZHU and Goldlink.

The Company’s entertainment division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK.  The Company is an industry leader in B2B and consumer mobile gaming events.  It owns and operates numerous successful networking events around the world with 15,000 registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki and Seattle.

Subscription

The Sims Resource (“TSR”) is one of the world’s largest network of female gamers, and was recently ranked #7 on Quantcast’s Top 25 websites with the highest concentration of female audience in the United States (behind Oprah.com and Bravotv.com).

TSR operates on a subscription-based model and has a current subscriber base of approximately 130,000 monthly subscribers. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features, producing a recurring revenue stream from paid subscriptions of approximately USD$6.24 million on an annual run rate.

In 2020 the Company launched similar subscription-based models on two owned and operated web properties, Escapist Magazine and Siliconera. The Company plans to continue to expand its subscription offerings across its networks of web and video properties.

Growth Strategies

Enthusiast Gaming has a complementary organic and M&A growth strategy. M&A continues to be an important growth lever, having helped the Company grow and serve 300 million monthly active viewers. The Company believes it has a clear path to further monetize the viewership base through multiple organic growth initiatives including: optimizing CPMs, increasing direct sales, growing subscribers, and licensing content.

Optimize CPMs

Enthusiast Gaming is focused on utilizing programmatic optimization tools to target specific viewers and delivering high value advertising. The Company built its adtech and programmatic optimization platform, through internally developed technology and third-party software. Enthusiast Gaming continues to enter into new supply side platform (“SSP”) relationships that contribute to increased sell through rates and revenue performance. The Company also invests in new adtech tools and expertise and expects to be able to achieve further revenue optimization on the Company’s web platforms.

Increase Direct Sales

Selling high-impact advertising inventory directly to brands creates additional margin accretion as marketers are charged a higher price than traditional programmatic sales. Direct Selling specifically relates to contracting directly with brands to produce custom content and campaigns and is typically supplemented with paid media for customer activations. Direct sales included in Media and Content for

Q4 2020 was USD$2.5 million as compared to approximately USD$0.7 million in Q3 2020, USD$0.4 million in Q2 2020 and USD$0.1 million in Q1 2020. Enthusiast Gaming’s direct sales efforts began in Q1 2020 and continues to see increased success with larger client activations. The Company now has advertising sales and fulfillment professionals in New York, Los Angeles, Chicago, Toronto, and London.

Grow Subscribers

The Company has more than doubled the number of paid subscribers for its web properties from approximately 61,000 in March 2019 to approximately 135,000 in March 2021. Enthusiast Gaming continues to look for new subscription opportunities and are in the early stages of developing an Enthusiast Gaming platform wide subscription model across all web properties.

Content Licensing

The Company is pursuing opportunities to license its library of content and owned & operated brands to distributors. Enthusiast Gaming already has established partnerships with TikTok, Samsung, and Snap.

Strategic Acquisitions

The Company’s growth is enhanced by a targeted acquisition strategy. Enthusiast Gaming has successfully acquired or made significant investments in and integrated 16 companies. Enthusiast Gaming’s proven track record has amplified the business and is seen as the consolidator of choice. The Company continues to be disciplined in pursuing value-enhancing, highly-strategic acquisitions. There remain a significant number of independent gaming web properties that can benefit from Enthusiast Gaming’s viewership base, data and analytics platform, and CPM optimization strategy. Management maintains regular dialogue with these entities resulting in a strong M&A pipeline of highly accretive targets.

Market

Gaming Market

The robust global gaming market is rapidly expanding and represents one of the fastest growing segments within the broader media and entertainment ecosystem. Due to, among other things, increased engagement, technology adoption and shared experiences the global gaming market reached USD$175 billion in 2020.3 According to Newzoo, the industry is expected to grow to USD$218 billion by 2023.4 The proliferation of high speed internet, accessible technology, and publishers using enhanced live operations and other tools have further accelerated the gaming market. Gaming has amassed a diverse audience who rely on the industry as a form of entertainment and social connection. Increasingly, younger generations are immersing themselves in gaming ecosystems and now choose gaming as their primary form of entertainment.

Today, there are 2.7 billion global gamers, who engage with interactive entertainment using three platforms: console, PC and mobile, according to Newzoo.5 It is expected that gamers will surpass 3 billion by 2023 as smartphone penetration increases globally.6 Enhanced technology and high-fidelity content has allowed live concerts, movie screenings and birthday parties to take place within gaming ecosystems driving further engagement and excitement among young and old.

3 Based on Newzoo’s 2018 - 2023 Global Gaming Market Forecast and an article published by Newzoo on March 3 2021 titled “Hypercasual Games Introduced Millions of Consumers to the World of Gaming: What’s Next?”.

4 Based on an article published by Newzoo on November 4 2020 titled “Global Game Revenues Up an Extra $15 Billion This Year as Engagement Skyrockets”.

5 Based on an article published by Newzoo on May 8 2020 titled “The World’s 2.7 Billion Gamers Will Spend $159.3 Billion on Games in 2020; The Market Will Surpass $200 Billion by 2023”.

6 Based on an article published by Newzoo on June 25 2020 titled “Three Billion Players by 2023 Engagement and Revenues Continue to Thrive Across the Global Games Market”.

The industry is still in its early innings as developers and publishers continue to create new content, with better monetization and communication capabilities. Additionally, technology companies are fueling the rise of gaming by enhancing content through better platforms i.e., larger mobile phones, new consoles and cloud gaming, which allow gamers to play anytime, anywhere using any platform. As the industry continues to grow, dedicated fans are engaging with gaming related content even after they put their devices down. Video games have led to the rise of esports, streaming, dedicated news and fan sites as well as celebrities all of which accelerate the global excitement around gaming

Digital Media

Over the past two decades, the proliferation of the internet and mobile devices has shifted the way consumers engage with media and content, amplifying the digital media industry. According to eMarketer, consumers in the U.S. spent an average of 181 minutes accessing digital media in 2010.7 In 2020, this figure increased to 470 minutes a day, representing 160% growth. Due to, among other things, the shift in media consumption from traditional to digital and increased time consumers are spending online, advertisers have adjusted the way in which they allocate their advertising budgets.8 According to eMarketer, USD$90 billion was spent globally on digital advertising in 2012.9 This spend increased to USD$378 billion in 2020, representing growth of 319%. Digital advertising is expected to grow to USD$646 billion by 2024.10

Specifically, with regards to gaming, digital media has become an increasingly important component of the industry. Gamers are now allocating significant time to gaming outside of playing their favorite titles, choosing to watch gaming video content, following esports teams and joining forums / blogs. According to Nielsen, 77% and 71% of Gen Z and Millennial gamers also consume Gaming Video Content, respectively.11 According to YouTube, viewers watched an approximately 50 billion hours of Gaming Video Content on its platform in 2018, doubling to approximately 100 billion in 2020.12 Additionally, the number of gaming-related tweets increased from approximately 218 million in 2017 to over 2 billion in 2020, according to Twitter.13 Gamers are spending time on gaming websites containing news, reviews, videos, blog posts, tips, chats, message boards, and other content.

Viewers of Enthusiast Gaming’s network of digital media properties are both men and women ages 13 to 65+ with the majority of its users spending, on average, more than 15+ hours gaming per week. These individuals represent a highly sought-after demographic in a number of key advertising categories.

Esports

Esports, or electronic sports, is the evolution of video gaming. “Esports” typically refers to competitive gaming whereby gamers can, individually or in teams, compete against one another. Spectators can typically observe these competitions via different platforms online or in person at live events. The advent of online platforms, such as Twitch, has allowed more and more spectators to watch competitions globally from anywhere in the world and has contributed to the growth in the popularity of esports. Competitive gamers can now participate in regulated leagues, tournaments or other competitions and matches, for various different games on different entertainment systems. Further, competitive gamers, teams, team managers, streamers, game developers, viewing platforms and other participants in the esports industry

7 Based on data provided by eMarketer as of January 2021.

8 Based on data provided by eMarketer as of January 2021 and March 2021.

9 Based on data provided by eMarketer as of March 2021.

10 Based on data provided by eMarketer as of March 2021.

11 Based on Nielsen’s 2019 Millennials on Millennials: Gaming Media Consumption Report.

12 Based on an article published by The Verge on December 8 2020 titled “YouTube Gaming had its best year ever with more than 100 billion hours watched” and an article published by YouTube on December 8 2020 titled “2020 is YouTube Gaming’s biggest year ever: 100B watch time hours”.

13 Based on articles published by Twitter on February 15 2018 and January 11 2021 titled “Gaming and esports are happening on Twitter” and “Over 2 Billion Gaming Tweets in 2020!”, respectively.

are able to monetize the attention through different means, including through viewer subscriptions and marketing sponsorships.

Esports is an important component of online video gaming content. Most notably, esports turns competitive video-gaming into a spectator sport. Thousands of viewers will attend live events to watch professional video game players compete in tournaments. Additionally, these tournaments are often streamed online, with viewers logging on to watch from their computers, tablets or mobile devices.

Additional information on Enthusiast Gaming’s business is contained in the AIF under the headings “General Development of the Business” and “Description of the Business” which is incorporated by reference in this Prospectus.

Recent Developments

Significant announcements during the year end ended December 31, 2020 and subsequent to the period thereto are set out below.

Date	Description
January 27, 2020	The Company commenced trading on the TSX, graduating from the TSXV.
March 19, 2020	The Company announced that it signed an exclusive representation agreement with MC PEDL, one of the largest Minecraft online communities in the world.
March 24, 2020	The Company announced that it signed an exclusive advertising representation agreement with Fextralife, a video game news resource and gaming hub focused on the RPG genre as well as innovative games.
April 8, 2020	The Company announced that it launched its first Pocket Gamer Connects Digital conference, which took place from April 6 – 10, 2020 on its online event platform.
May 6, 2020	The Company announced a new partnership with gaming energy drink brand G FUEL, to build an integrated marketing campaign that leverages the full Enthusiast Gaming platform and its reach of over 200 million gamers.
July 28, 2020	The Company announced a new partnership with leading athletic tape brand, SpiderTech. The partnership will be seen across Enthusiast Gaming’s entire platform through user-generated content, and online entertainment and advertising, and extend to Luminosity Gaming and its esports sponsorships, influencer roster, events, and media advertising.
August 31, 2020	The Company announced the closing of its acquisition of Omnia Media Inc., and its related public offering of common shares in the capital of the Company, including the exercise of the over-allotment option in full, raising gross proceeds of $17.25 million. The Company also announced it received confirmation of a one-year extension (the “Extension”) on the terms of its $20 million secured loan (the “Facility”). The Facility, entered into on August 2, 2019, had an original maturity date of August 2, 2021. Following the Extension, the Facility has a maturity date of September 6, 2022.
November 9, 2020	The Company applied and begun the process to list its Common Shares on the NASDAQ Capital Market.
November 30, 2020	The Company announced an amendment and increase to its Facility to up to $24 million, including a term loan in the amount of $10 million, and revolving demand loans of up to $14 million. Amounts drawn under the Facility are to be used for (i) refinancing of obligations under the pre-existing letter agreement with the lender dated August 2, 2019, as amended on September 30, 2019 and August 31, 2020, (ii) working capital purposes, and (iii)

Date	Description
financing of future acquisitions.
January 18, 2021	The Company announced that it signed Samsung to an integrated sponsorship deal, leveraging Enthusiast Gaming’s media, content, esports and entertainment platforms.
January 22, 2021	The Company issued notice to its holders of Former Enthusiast Debenture Units of its intention to convert outstanding Former Enthusiast Debenture Units. Upon completion of the conversions, $9 million in principal amount of the Former Enthusiast Debenture Units will have been converted into approximately 2,967,163 Common Shares. The Former Enthusiast Debentures were converted on or before January 27, 2021.
February 10, 2021	The Company announced the closing of its public offering of common shares in the capital of the Company, including the exercise of the over-allotment option in full, resulting in aggregate gross proceeds of approximately $58.7 million, with the Company and the selling shareholder receiving gross proceeds of approximately $42.5 million and $16.2 million, respectively.
February 16, 2021	The Company announced that it had signed exclusive monetization agreements with nine new, leading video game fan communities, including Twinfinite, SBMM Warzone, Pokémon GO Hub, LEVVVEL, Game Atlas, and The VG Resource Group of communities, including Spriters Resource, Co-optimus, Ygoprodeck, and Invenglobal.
February 24, 2021	The Company announced its intention to launch in the spring of 2021 a new premium online publication dedicated to the growing needs of esports fans, which would combine content elements from the Company’s two existing esports coverage outlets, Upcomer and Daily Esports into a unified esports publication.
March 17, 2021	The Company announced that it entered into a binding term sheet to acquire Vedatis SAS (“Vedatis”), owners of the fan communities platform Icy Veins, for €7 million in cash and stock, plus an earnout subject to certain milestones being achieved. Completion of the acquisition is conditional upon the Company and Vedatis entering into a definitive agreement as well as the satisfaction of a number of customary conditions, including due diligence and TSX approval.
March 22, 2021	The Company announced that it signed an integrated partnership deal with the short-form mobile video platform TikTok, leveraging the Company’s platform of video game and esports fan communities to help drive adoption and bridge the integration of TikTok within the gaming and esports industry.
April 7, 2021	The Company announced it signed an integrated and strategic partnership deal with gaming and entertainment content producer ESPAT TV, leveraging the Company’s reach into the GenZ and Millennial demographics and utilizing the Company’s integrated platform of fan communities to engage with a wider audience.
April 13, 2021	The Company filed a Registration Statement on Form 40-F with the SEC in relation to its process to list its Common Shares on the Nasdaq (the “Registration Statement”).
April 20, 2021	The Company announced its Common Shares have been approved for listing on the Nasdaq under the trading ticker symbol "EGLX." Trading on the Nasdaq commenced at market open on April 21, 2021.
April 23, 2021	The Company announced the appointment of Richard Sherman to its board of directors.
April 26, 2021	The Company announced it signed a partnership deal with software

Date	Description
developer ExitLag, leveraging the Company’s unique distribution and access to gamers in the US market to improve routing connections for gamers.

Director Appointment

Subsequent to the filing of its AIF, the Company appointed Richard Sherman as an additional director of the Company. Mr. Sherman is not independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices by virtue of receiving more than $75,000 in direct compensation from the Company in 2019 and 2020. Information regarding Mr. Sherman’s occupation and security holdings as at the date of this Prospectus are set out below:

Name and Place of Residence	Common Shares beneficially owned, controlled or directed, directly and indirectly, and percentage of class held(1)	Position / Tile	Director since(2)	Principal Occupation During the Past Five Years
Richard Sherman(4) Maple Valley, Washington, United States	77,357 [0.07%]	Director and Global Brand Ambassador for Luminosity	April 23, 2021	NFL free agent professional football player (since March 2021); Professional football player at the San Francisco 49ers (2018 – March 2021); Professional football player at the Seattle Seahawks (2011-2018)(3)

Notes:

(1)	This information, not being within the knowledge of the Company, has been provided by Mr. Sherman.

(2)	The term of office expires at the next annual meeting of shareholders.

(3)	The San Francisco 49ers and the Seattle Seahawks are professional American football teams that compete in the National Football League.

(4)	For the year ended December 31, 2019, Mr. Sherman received a cash payment of USD$65,000 as consideration for the brand ambassador services provided to the Company. For the year ended December 31, 2020, Mr. Sherman received (i) $169,412 in Common Shares, representing 77,357 Common Shares, and (ii) a cash payment of USD$145,000, as consideration for the brand ambassador services provided to the Company, for a total of $363,930. The fair value of the Common Shares was determined with reference to the market price (as defined in the TSX Company Manual) of the Company's common shares on the TSX in accordance with the applicable services agreement. On April 13, 2021, Mr. Sherman was also granted 77,562 restricted share units pursuant to the SU Plan, with one third of the restricted shared units vesting on January 1, 2022, one third vesting on January 1, 2023, and the remaining one third vesting on January 1, 2024. Mr. Sherman did not receive any other fees, share-based awards, option-based awards, non-equity incentive plan compensation, pension value, or any other compensation for the year ended December 31, 2020, and no option-based awards, share-based awards, or non-equity incentive plan compensation vested or was earned during the years ended December 31, 2019 and 2020.

CONSOLIDATED CAPITALIZATION

Other than as disclosed described herein (including “Prior Sales”) and in the documents incorporated by reference in this Prospectus, there has not been any material change in the share and loan capital of the Company, on a consolidated basis, since December 31, 2020. See also “Prior Sales”. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Information regarding the use of the net proceeds from each offering of the Securities will be set forth in the Prospectus Supplement relating to the offering of the Securities. This information will include the net proceeds to the Company from the sale of the Securities, the use of those proceeds and the specific business objectives that the Company expects to accomplish with such proceeds. The Company will not receive any proceeds from any sale of Securities by a Selling Securityholder.

The Company has historically had negative cash flow from operating activities and has historically incurred net losses but, based on current operations, expects to meet its cash needs for the twelve-month period following the date hereof. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows or raise additional funds through the issuance of additional equity securities, through loan financing, or other means. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all. In addition to other uses of net proceeds to be specified in the Prospectus Supplement relating to the offering of the Securities, to the extent that the Company has negative cash flow in future periods, the Company may need to allocate a portion, possibly even a substantial portion, of the net proceeds from the sale of Securities to fund such negative cash flow. See “Risk Factors – Negative operating cash flow”.

DESCRIPTION OF SHARE CAPITAL

General

The following sets forth the terms and provisions of the existing capital of the Company. The particular terms and provisions of any Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The authorized capital of Enthusiast Gaming consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of close of trading on May 5, 2021, the Company had 116,159,571 Common Shares and no Preferred Shares outstanding.

Common Shares

The holders of Common Shares are entitled to dividends, if, as and when declared by the board of directors of Enthusiast Gaming (“Board of Directors”), entitled to one vote per share at meetings of the shareholders and, upon dissolution, entitled to share equally in such assets of Enthusiast Gaming as are distributable to the holders of Common Shares, subject to the rights of the holders of Preferred Shares.

Preferred Shares

The holders of Preferred Shares may be issued in one or more series and, subject to the Business Corporations Act (British Columbia), the Board of Directors may, by resolution, if none of the shares of any particular series are issued, alter the articles of the Company and authorize the alteration of the notice of articles of the Company, as the case may be, to, inter alia, attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions. Any Prospectus Supplement relating to the Preferred Shares offered will contain a description of the specific terms of that class or series of Preferred Shares as fixed by the Board, including, as applicable:

●	the number of Preferred Shares offered and the offering price of the Preferred Shares;

●	the designation and any stated value of the Preferred Shares;

●	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of such rates, periods or dates applicable to the Preferred Shares;

●	the date from which dividends on the Preferred Shares will accumulate, if applicable;

●	the liquidation rights of the Preferred Shares;

●	the procedures for auction and remarketing, if any, of the Preferred Shares;

●	the sinking fund provisions, if applicable, for the Preferred Shares;

●	the redemption provisions, if applicable, for the Preferred Shares;

●	whether the Preferred Shares will be convertible into or exchangeable for other securities and, if so, the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio and the conversion or exchange period (or the method of determining the same);

●	whether the Preferred Shares will have voting rights and the terms of any voting rights;

●	whether the Preferred Shares will be listed on any securities or stock exchange or on any automated dealer quotation system;

●	whether the Preferred Shares will be issued with any other securities and, if so, the amount and terms of these securities; and

●	any other specific terms, preferences or rights of, or limitations or restrictions on, the Preferred Shares.

DESCRIPTION OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

Debt Securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue Debt Securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture.

General

The applicable Trust Indenture will not limit the aggregate principal amount of Debt Securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including, but not limited to, the following:

●	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

●	the percentage of principal amount at which the Debt Securities will be issued;

●	whether payment on the Debt Securities will be senior or subordinated to other liabilities or obligations of the Company;

●	whether the payment of the Debt Securities will be guaranteed by subsidiaries or other affiliates of the Company;

●	the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the Debt Securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable upon a declaration of acceleration of maturity;

●	whether the Debt Securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

●	the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer or exchange;

●	whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for taxes with respect to the Debt Securities, and whether and on what terms the Company will have the option to redeem the Debt Securities rather than pay the additional amounts;

●	whether the Company will be obligated to redeem or repurchase the Debt Securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

●	whether the Company may redeem the Debt Securities at its option and the terms and conditions of any such redemption;

●	the denominations in which the Company will issue any registered and unregistered Debt Securities;

●	the currency or currency units for which Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the Debt Securities will be made by delivery of Common Shares or other property;

●	whether payments on the Debt Securities will be payable with reference to any index or formula;

●	if applicable, the ability of the Company to satisfy all or a portion of any redemption of the Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

●	whether the Debt Securities will be issued as “Global Securities” (as defined below) and, if so, the identity of the depositary for the Global Securities;

●	whether the Debt Securities will be issued as unregistered securities (with or without coupons), registered securities or both;

●	the periods within which and the terms and conditions, if any, upon which the Company may redeem the Debt Securities prior to maturity and the price or prices of which, and the currency or currency units in which, the Debt Securities are payable;

●	any events of default or covenants applicable to the Debt Securities;

●	any terms under which Debt Securities may be decreased, whether at or prior to maturity;

●	whether the holders of any series of Debt Securities have special rights if specified events occur;

●	any mandatory or optional redemption or sinking fund or analogous provisions;

●	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

●	rights, if any, on a change of control;

●	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities;

●	the Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued;

●	whether the Company will undertake to list the Debt Securities of the series on any securities exchange or automated interdealer quotation system; and

●	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

The Company may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain income tax consequences and other special considerations in the applicable Prospectus Supplement.

Unless otherwise indicated in the applicable Prospectus Supplement, the Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of Equity Securities (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with Equity Securities or Debt Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

Original purchasers of Equity Warrants or Debt Warrants (if offered separately) will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Equity Warrant or Debt Warrant. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Warrants, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Warrant is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages and consult with a legal adviser.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of Equity Warrants;

●	the price at which the Equity Warrants will be offered;

●	the currency or currencies in which the Equity Warrants will be offered;

●	the designation and terms of the Equity Securities purchasable upon exercise of the Equity Warrants;

●	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

●	the number of Equity Securities that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Equity Warrant;

●	the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

●	the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

●	whether the Equity Warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material United States and Canadian tax consequences of owning the Equity Warrants; and

●	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of Debt Warrants;

●	the price at which the Debt Warrants will be offered;

●	the currency or currencies in which the Debt Warrants will be offered;

●	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

●	the designation and terms of any securities with which the Debt Warrants will be offered, if any, and the number of the Debt Warrants that will be offered with each security;

●	the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

●	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of securities may be purchased upon exercise of each Debt Warrant;

●	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

●	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

●	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

●	material United States and Canadian tax consequences of owning the Debt Warrants; and

●	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF UNITS

The Company may issue Units, separately or together, with other Securities. The applicable Prospectus Supplement will include details of the Units being offered thereunder.

Each Unit will be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security. The following describes the general terms that will apply to any Units that may be offered by the Corporation pursuant to this Prospectus. The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of the terms described below.

The particular terms and provisions of the Units offered under any Prospectus Supplement, and the extent to which the general terms of the Units described in this Prospectus apply to those Units, will be set out in the applicable Prospectus Supplement. This description will include, where applicable: (i) the number of Units offered; (ii) the price or prices, if any, at which the Units will be offered; (iii) the manner of determining the offering price(s) (in the event that the offering is not a fixed price distribution); (iv) the currency in which the Units will be offered; (v) the Securities comprising the Units; (vi) whether the Units will be issued with any other securities and, if so, the amount and terms of such securities; (vii) any minimum or maximum subscription amount; (viii) whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent Global Securities and the basis of exchange, transfer and ownership thereof; (ix) whether the Company will apply to list the Units on a securities exchange or automated interdealer quotation system; (x) any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and (xi) any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately. Material United States and Canadian federal income tax considerations applicable to the holders of the Units will also be discussed in the applicable Prospectus Supplement.

Original purchasers of Units will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Unit. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Units, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Units, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Units are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts many not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages and consult with a legal adviser.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Enthusiast Gaming may issue Subscription Receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Equity Securities, Debt Securities, Warrants or Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, and Subscription Receipts sold with other Securities may be attached to or separate from the other Securities.

The Subscription Receipts will be issued under one or more subscription receipt agreements that Enthusiast Gaming will enter into with one or more escrow agents. If underwriters or agents are involved in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the subscription receipt agreement governing those Subscription Receipts. The relevant subscription receipt agreement will establish the terms of the Subscription Receipts. Under the subscription receipt agreement, original purchasers of Subscription Receipts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Subscription Receipts. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on the original purchase of the Subscription Receipts, the amount paid for the Subscription Receipts, upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

The particular terms and provisions of any Subscription Receipts offered by Enthusiast Gaming, and the extent to which the general terms and provisions described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. All such terms will comply with any applicable requirements of the TSX relating to Subscription Receipts. The Prospectus Supplement will include some or all of the following:

●	the number of Subscription Receipts offered;

●	the price at which the Subscription Receipts will be offered;

●	the designation, number and terms, as applicable, of the Equity Securities, Debt Securities, Warrants or Units to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the anti-dilution provisions that will result in the adjustment of those numbers;

●	the release conditions that must be met in order for holders of Subscription Receipts to receive for no additional consideration, Equity Securities, Debt Securities, Warrants or Units, as applicable;

●	the procedure for the issuance and delivery of Equity Securities, Debt Securities, Warrants or Equity Units, as applicable, to holders of Subscription Receipts upon satisfaction of the release conditions;

●	whether any payments will be made to holders of Subscription Receipts upon delivery of the Equity Securities, Debt Securities, Warrants or Units, as applicable, upon satisfaction of the release conditions;

●	the terms and conditions under which the escrow agent will hold in escrow all or a portion of the proceeds from the sale of the Subscription Receipts together with any interest income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the release conditions;

●	the terms and conditions under which the escrow agent will hold the Equity Securities, Debt Securities, Warrants or Units, as applicable, pending the satisfaction of the release conditions;

●	the terms and conditions under which the escrow agent will release all or a portion of the Escrowed Funds to Enthusiast Gaming upon satisfaction of the release conditions;

●	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the escrow agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

●	procedures for the refund by the escrow agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the release conditions are not satisfied;

●	any entitlement of Enthusiast Gaming to purchase the Subscription Receipts in the open market by private agreement or otherwise;

●	whether Enthusiast Gaming will issue the Subscription Receipts as global securities and, if so, who the depository will be;

●	provisions as to modification, amendment or variation of the subscription receipt agreement or any rights or terms attaching to the Subscription Receipts;

●	material Canadian tax consequences of owning Subscription Receipts; and

●	any other material terms, preferences, rights or limitations of, or restrictions on, the Subscription Receipts.

PLAN OF DISTRIBUTION

The Company and/or the Selling Securityholders may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. The distribution of the Securities of any series may be effected from time to time in one or more transactions. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation, any Selling Securityholders and/or from other parties, including in the form of underwriters’, dealers or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and/or any Selling Securityholders and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

The Prospectus Supplement relating to each distribution of Securities will also set forth the terms of the offering of the Securities including to the extent applicable, the initial offering price, the proceeds to the Corporation and/or any Selling Securityholders, and the underwriters’, dealers’ or agents’ compensation or other discount or selling concession to be allowed or re-allowed to underwriters’ or dealers. Any underwriters, dealers or agents with respect to a particular offering of Securities will be named in the Prospectus Supplement relating to such offering. See “Selling Securityholders”.

In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. Any purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over- allotment option or secondary market purchases.

Under agreements which we and/or any Selling Securityholder may enter, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation and/or any Selling Securityholder against certain liabilities, including liabilities under the securities legislation of each of the provinces of Canada or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us and/or any Selling Securityholder in the ordinary course of business.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain Selling Securityholders.

The terms under which Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for, or including, any offering of Securities by Selling Securityholders may include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number of Securities being distributed for the accounts of each Selling Securityholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by him, her or it in the 24 months preceding the date of the

Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities in question; (vii) if a Selling Securityholder acquired the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis; and (viii) the disclosure required by Item 1.11 of Form 44-101F1 Short Form Prospectus and Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to Debt Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Prior Sales

In the 12-month period preceding the date of this Prospectus, the Company has not issued any Securities, or any securities convertible into Securities, other than as follows:

Security	Number of Securities Issued	Issue Price per Security (if applicable)	Exercise Price per Security (if applicable)	Date of Issue	Expiry Date (if applicable)
Stock Options	855,234(1)	N/a	$8.75	April 13, 2021	January 1, 2026
Share Units	1,242,577(2)	N/a	N/a	April 13, 2021	N/a
Common Shares	7,383,000(3)	$5.75	N/a	February 10, 2021	N/a
Common Shares	429,354(4)	$1.55	N/a	January 20, 2021	N/a
Common Shares	91,009(5)	$2.19	N/a	December 29, 2020	N/a
Stock Options	743,671(6)	N/a	$3.20	December 9, 2020	December 9, 2025
Share Units	1,251,162(7)	N/a	N/a	December 9, 2020	N/a
Common Shares	11,500,000(8)	$1.50	N/a	August 31, 2020	N/a
Common Shares	18,250,000(9)	$1.65	N/a	August 30, 2020	N/a

Notes:

(1)	On April 13, 2021, Enthusiast Gaming granted stock options to certain officers, management, non-executive directors, employees, and consultants of the Company pursuant to the Option Plan.

(2)	On April 13, 2021, Enthusiast Gaming granted restricted share units to certain officers, management, non-executive directors, employees, and consultants of the Company pursuant to the SU Plan. The issued restricted share units vest between January 1, 2022 and January 1, 2024.

(3)	On February 10, 2021, Enthusiast Gaming completed a public offering on a bought deal basis of 7,383,000 million Common Shares at a price of $5.75 per Common Share, for gross proceeds of $42.5 million.

(4)	On January 20, 2021, Enthusiast Gaming issued 429,354 Common Shares in fulfilment of a deferred share payment relating to the acquisition of Steel Media Ltd. by Enthusiast Gaming in October 2019. The issue price per security was determined in accordance with the applicable share purchase agreement.

(5)	On December 29, 2020, Enthusiast Gaming issued 91,009 Common Shares for services received. The issue price per security was determined in accordance with the applicable services agreement.

(6)	On December 9, 2020, Enthusiast Gaming granted stock options to certain officers, management, and non-executive directors of the Company pursuant to the Option Plan.

(7)	On December 9, 2020, Enthusiast Gaming granted restricted share units to certain officers, management, and non-executive directors of the Company pursuant to the SU Plan. The issued restricted share units vest between December 9, 2020 and December 9, 2022.

(8)	On August 31, 2020, Enthusiast Gaming completed a public offering on a bought deal basis of 11.5 million Common Shares at a price of $1.50 per Common Share, for gross proceeds of $17.25 million.

(9)	On August 30, 2020, Enthusiast Gaming issued 18.25 million Common Shares to the Blue Ant Media Inc. in consideration for the purchase and sale of Omnia Media Inc.

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EGLX”. The following table sets forth the reported high and low closing sale prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this Prospectus.

Price Range ($)
	High ($/share)	Low ($/share)	Trading Volume

May 1-5 2021	10.66	9.43	1,243,953
April 2021	11.10	8.43	8,521,507
March 2021	10.64	6.30	11,799,894
February 2021	9.50	5.95	12,775,960
January 2021	7.59	4.31	12,711,773
December 2020	4.84	2.86	8,027,825
November 2020	3.25	1.40	8,254,867
October 2020	1.64	1.38	1,726,074
September 2020	1.80	1.50	3,234,613
August 2020	2.00	1.49	4,053,392
July 2020	1.79	1.51	955,263
June 2020	1.80	1.40	2,304,492
May 2020	1.83	1.27	2,227,843

RISK FACTORS

Investors should carefully consider the risks described under headings “Risk Factors” in the AIF and “Risks and Uncertainties” in the 2020 Annual MD&A and to all other applicable risk factors described in certain other documents incorporated by reference or deemed to be incorporated by reference herein. All statements regarding Enthusiast Gaming’s business should be viewed in light of these risk factors. Investors should consider carefully whether an investment in Enthusiast Gaming is suitable for them in the light of the information set forth in this short form prospectus and in the documents incorporated by reference herein. If any of the identified risks were to materialize, Enthusiast Gaming’s business, financial position, results and/or future operations may be materially affected, or a purchaser’s investment in Enthusiast Gaming, could be materially adversely affected. Additional risks and uncertainties not presently known to Enthusiast Gaming, or which Enthusiast Gaming currently deems immaterial, may also have an adverse effect upon Enthusiast Gaming. Investors should carefully review and consider all other information contained in this Prospectus and in the documents incorporated by reference herein before making an investment decision and consult their own professional advisors where necessary.

COVID-19 outbreak

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of coronavirus “COVID-19” a global pandemic. The outbreak has resulted in the federal, provincial and state governments enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility. Governments have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Acting swiftly has often meant that the measures the various levels of government are putting in place are announced early in their development and continue to evolve and change in order to meet the desired outcome. As such, it is not entirely known the extent of all the government programs that might be put in place, how long programs will last, how these programs may change over time, or what their full impact might be. The duration and impact of the COVID-19 pandemic on the Company is unknown at this time. As such, it is not possible to reliably estimate the length and severity of COVID-19-related impacts on the financial results and operations of the Company.

To date, there has not been a material impact to the Company's business objectives or financial performance resulting from the COVID-19 pandemic due to the digital nature of the Company’s business. As a result of the COVID-19 pandemic, the Company has not run certain live events representing approximately 10% of annual revenue. The Company has recently replaced such live events with a series of digital events in response to the COVID-19 pandemic. Until such time as the Company can resume live events safely, it will continue to operate digital events. While digital events have lower revenue than live events, they have substantially replaced gross profits due to lower costs. Moreover, while to date the COVID-19 pandemic has not had a material effect on our personnel or our partners, the nature of the COVID-19 pandemic and its continued spread could cause us to lose such persons temporarily or permanently and a loss of a significant number of personnel or partners could have a material adverse effect on our business.

The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company’s business, operations and financial results resulting in: general or acute decline in economic activity in the regions in which the Company holds assets, increased unemployment, staff shortages, reduced tenant traffic, mobility restrictions and other quarantine measures, quarantine or contamination of one or more of the Company’s events, temporary or long-term stoppage of development projects, temporary or long-term labour shortages or disruptions, temporary or long-term impacts on domestic and global supply chains, increased risks to IT systems and networks and the Company’s ability to access capital on acceptable terms or at all. Uncertain economic conditions resulting from the COVID-19 pandemic may, in the short or long term, materially adversely impact operations and the financial performance of the Company. Contagion in a market in which the Company operates could negatively impact its financial performance.

What further impact, if any, the COVID-19 pandemic may have on the Company is unpredictable. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company’s business, operations or financial results; however, the impact could be material.

Forward-looking information may prove to be inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this short form prospectus under the heading “Cautionary Statement Regarding Forward-Looking Information”.

Enthusiast Gaming may use the proceeds for purposes other than those set out in this short form prospectus

Enthusiast Gaming currently intends to allocate the net proceeds as described under the heading “Use of Proceeds” in this short form prospectus. However, management will have discretion in the actual application of the proceeds, and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” herein if it believes that it would be in the best interests of Enthusiast Gaming to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the business of Enthusiast Gaming.

The Company’s share price has been and is likely to continue to be volatile and an investment in Common Shares may suffer a decline in value

Purchasers should consider an investment in Common Shares as risky and invest only if such purchaser can withstand a significant loss and wide fluctuations in the market value of your investment. The Company receives only limited attention by securities analysts and frequently experiences an imbalance between supply and demand for Common Shares. The market price of the Common Shares has been highly volatile and is likely to continue to be volatile. This leads to a heightened risk of securities litigation pertaining to such volatility. Factors such as the financial position of the Company and the ability of the Company to continue as a going concern; the ability to raise additional capital; general market conditions; announcements of technological innovations by the Company, the Company collaborators or its competitors; published reports by securities analysts; developments in patent or other intellectual property rights; and shareholder interest in the Common Shares all contribute to the volatility of the share price.

Negative operating cash flow

Neither Enthusiast Gaming nor GameCo have generated operating revenue and each of Enthusiast Gaming, Former Enthusiast and GameCo have historically had negative cash flow from operating activities. It is anticipated that Enthusiast Gaming will continue to have negative cash flows in the foreseeable future. Continued losses may have the following consequences:

●	increasing Enthusiast Gaming’s vulnerability to general adverse economic and industry conditions;

●	limiting Enthusiast Gaming’s ability to obtain additional financing to fund future working capital,

●	capital expenditures, operating costs and other general corporate requirements; and

●	limiting Enthusiast Gaming’s flexibility in planning for, or reacting to, changes in its business and the industry.

LEGAL MATTERS

Certain legal matters in connection with any offering hereunder will be passed upon by Norton Rose Fulbright Canada LLP, Toronto, Ontario for the Company. As of the date hereof, the partners and associates of Norton Rose Fulbright Canada LLP own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., located in Vancouver, British Columbia.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor. Rights and remedies also may be available to purchasers under U.S. law and purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

In an offering of Securities which are convertible, exchangeable or exercisable securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the convertible, exchangeable or exercisable securities is offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser. Rights and remedies also may be available to purchasers under U.S. law and purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

Original purchasers of Securities which are convertible, exchangeable or exercisable securities will have a contractual right of rescission against Enthusiast Gaming following the conversion of such convertible or exchangeable such Securities. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrants or Equity Units, or Subscription Receipts, as the case may be, the amount paid, if any, upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the applicable Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part:

●	the documents referred to under “Documents Incorporated by Reference” in this Prospectus;

●	consent of our accountants KPMG LLP;

●	consent of our former accountants MNP LLP;

●	consent of the former accountants of Omnia Media Inc. PricewaterhouseCoopers LLP;

●	consent of our counsel Norton Rose Fulbright Canada LLP; and

●	powers of attorney from directors and officers of the Company.